UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037003

NO ACT
P.E 1-24-02
1-07534

April 1, 2002

Donald H. Kronenberg
Senior Securities Counsel
Storage Technology Corporation
One StorageTek Drive
Louisville, CO 80028

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Re: Storage Technology Corporation
Incoming letter dated January 24, 2002

Dear Mr. Kronenberg:

This is in response to your letter dated January 24, 2002 concerning the shareholder proposal submitted to StorageTek by Elaine M. Licht. We also have received letters from the proponent dated February 15, 2001 (received February 19, 2002) and March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Elaine M. Licht
See More Light Investments
P.O. Box 4383
Scottsdale, Arizona 85261

Storage Technology Corporation
One StorageTek Drive
Louisville, CO 80028

303 673.3128 phone
303 673.4151 fax

Office of Corporate Counsel

StorageTek

January 24, 2002

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Exclusion of Stockholder Proposal by Elaine M. Licht

Dear Ladies and Gentlemen:

Storage Technology Corporation, a Delaware corporation (the "Company"), has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"), and, as such, is subject to Section 14(a) of the Act and the rules and regulations promulgated thereunder relating to, inter alia, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy (the "Proxy Rules"). In connection with the Company's annual meeting of stockholders, anticipated to be held on May 23, 2002 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8 of the Proxy Rules, along with a supporting statement (the "Supporting Statement"), from Elaine M. Licht (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit A.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rules 14a-8(i) and (j) of the Proxy Rules, for the reason set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "SEC") on or about April 15, 2002. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the SEC no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the SEC.

REQUEST FOR NO-ACTION LETTER

The Company respectfully requests that the Staff of the SEC confirms that it will not recommend any enforcement action to the SEC if the Proposal is excluded from the Company's Proxy Materials. Please find enclosed six copies of this letter, along with all documents (the "Exhibits") incorporated herein by reference or otherwise referred to herein and the Proposal and the Supporting Statement, including a supporting opinion of Delaware counsel, Morris, Nichols, Arsht & Tunnell, dated January 23, 2002, on matters of state law (attached as Exhibit B). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials by sending the Proponent a copy of this letter, including all Exhibits.

In addition, please find enclosed an additional copy of this letter, including all Exhibits, marked "Return Copy," which I respectfully request that you date stamp and return to me in the enclosed, self-addressed, postage paid envelope.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Board of Directors of the Company promptly adopt a resolution amending the Company's Bylaws to require that the Board of Director's Nominating Committee nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the annual meetings.

SUMMARY OF ARGUMENT

The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1), as not a proper subject for action by stockholders under the laws of the State of Delaware, the state in which the Company is incorporated, or in the alternative, under Rule 14a-8(i)(2), because if implemented, it would cause the Company to violate a state law to which it is subject.

DETAILED ARGUMENT

The Company is incorporated under the laws of the State of Delaware. The Company has obtained a supporting legal opinion (the "Legal Opinion") from Delaware counsel, Morris, Nichols, Arsht & Tunnell, dated January 23, 2002 (attached as Exhibit B), that concludes that the Proposal, as a matter of Delaware law, (1) is not a proper subject for stockholder action and (2) would, if implemented, violate Delaware law. Based in part upon the opinions expressed regarding Delaware law in the Legal Opinion, the

Company may omit the Proposal under Rule 14a-8(i)(1), as not a proper subject for action by stockholders under the laws of the State of Delaware, or in the alternative, under Rule 14a-8(i)(2), because if implemented, it would cause the Company to violate a state law to which it is subject.

As discussed more fully in the Legal Opinion, under Delaware law, an amendment to the bylaws that is inconsistent with law or with the certificate of incorporation is invalid. The Proposal, if implemented, would violate both Section 141 of the Delaware General Corporation Law ("DGCL") and the Company's certificate of Incorporation. Section 141(a), which is a bedrock provision of Delaware corporate law, provides that the business of a corporation is to be managed by and under its board.

The cases interpreting Section 141 prohibit directors from delegating certain fundamental duties. As discussed in the Legal Opinion, this principle was applied to a board's duty with respect to selecting future directors in Chapin v. Benwood Foundation, Inc., 402 A.2d 1205 (Del. Ch. 1979) (attached as Exhibit C) *aff'd on other grounds sub nom*, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (per curium)(attached as Exhibit D).

The Proposal, if implemented, would improperly tie the hands of future boards with respect to the number of nominees for future board elections, a decision that, under Delaware law, must be made at the time the issue arises. The Proposal would require the Company to violate Delaware law by improperly delegating one of the duties of directors that lay at the heart of the management of the corporation. Such a delegation would deprive the stockholders of the directors' business judgment.

The Proposal would require the directors, through a Nominating Committee, to nominate two candidates for each directorship every year, in all situations. If, for example, the Board found there were not sufficient willing qualified candidates to nominate two persons for each seat, it would nevertheless be required to nominate an unqualified person for one or more directorships. Similarly, if stockholders were running a slate of directors to compete with the Board's nominees, the Nominating Committee would still be required to nominate two candidates for each position, even though in so doing, the likelihood of the Nominating Committee's nominees being elected may be reduced. It is clear that the requirement to nominate two individuals for each directorship could have significant consequences and, under Delaware law, the Board of Directors must be permitted to exercise their business judgment to determine the number of persons it nominates as directors in the particular circumstances of each election. These matters are within the purview of the Board under Section 141(a), which cannot be circumvented by a by-law. Accordingly, as concluded in Delaware counsel's Legal Opinion, the Proposal is not a proper subject for action by the stockholders of the Company and, if implemented, would violate Delaware law.

The Company acknowledges that the Staff has denied no-action letter requests seeking to exclude similar proposals. For example, in General Electric Company (January 12, 2001) (attached as Exhibit E), the Staff denied a request to exclude a similar proposal. However, the issuer in that instance argued that the proposal should have been excluded on the basis of Rule 14a-8(i), claiming that the proposal would establish a procedure that may result in contested elections of director and did not raise the issue of state law compliance.

In SBC Communications Inc. (January 31, 2001)(attached as Exhibit F), the Staff denied a request to exclude a similar proposal. There, the issuer did argue that the proposal would violate state law. However, the issuer in that instance argued that the proposal would violate the requirement under Delaware law and the issuer's bylaws that the directors be elected by a plurality vote. The Company agrees with the Staff that SBC Communications, Inc. misinterpreted the proposal in question as requiring separate voting for each open board position. The issuer also argued that the proposal in question would require the board of directors to breach their fiduciary duties in violation of state law, because that proposal required that the issuer's proxy materials include a neutral treatment of competing slates, but again, because SBC Communications, Inc. misinterpreted the proposal as requiring competing slates, it did not address the same issues the Company is raising in this request.

The Company does not believe that the Staff's position in Peoples Energy Corporation (November 26, 2001)(attached as Exhibit G), in which the Staff denied a request to exclude a similar proposal, is relevant here because the issuer involved was not a Delaware corporation.

The Company is aware of only one no-action letter relating to a similar type of proposal for a Delaware corporation in which the issuer provided an opinion as to state law from counsel admitted to practice in Delaware. In Rockwell International Corporation (December 11, 1992)(attached as Exhibit H), the Staff permitted the issuer to exclude a proposal that would have required the issuer's board of directors to nominate for election as a director at least two employees every year. The issuer relied upon an opinion of Delaware counsel in arguing that the proposal, under Delaware law, was not a proper subject for action by stockholders and, if implemented, would violate Delaware law. Although the Staff specifically did not make a legal determination of the applicability of the cited statutory provisions to the matter, the Staff appeared to rely upon the opinion of Delaware counsel as to matters of Delaware law.

CONCLUSION

Based upon the foregoing, the Company believes that the Proposal may be excluded from the Proxy Materials and the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

If the Staff disagrees with the conclusions set forth herein, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact me at 303.673.7919 or e-mail me at donald_kronenberg@storagetek.com. Thank you.

Yours truly,

Donald H. Kronenberg

Donald H. Kronenberg, Esq.
Senior Securities Counsel

enc: Exhibits

cc: Elaine M. Licht (with exhibits)

A

STOCKHOLDER PROPOSAL

"It is hereby requested that the Board of Directors of StorageTek promptly adopt a resolution amending **Article III Section #2 of StorageTek's Bylaws** requiring that the Board of Director's "Nominating Committee" nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the Annual Meetings. This stockholder's proposal if approved will become effective at the 2003 Annual Meeting."

SUPPORTING STATEMENT SUBMITTED BY
Elaine M. Licht

At the present time Stockholders of StorageTek do not "elect" directors. Directors are **selected** by incumbent directors, the "Nominating Committee," whose names are then submitted to the stockholders for voting via the corporation "Proxy." The Proxy Statement only contains the names of candidates submitted by the Nominating Committee and the number of candidates is always exactly equal to the number of Board vacancies to be filled. The Nominating Committee in the past has consistently nominated all present board members wishing to be reelected. A plurality of the stockholders voting is all that is required for the candidates nominated by the Nominating Committee to be elected. Since there are no opposing candidates for the stockholders to vote for, the slate of candidates selected by the Nominating Committee would be elected when a single stockholder who owns one share of stock would vote for each of the candidates. Each of the unopposed candidates would then have a plurality of one vote which is sufficient for election.

The term **"Election of Directors"** is misused in StorageTek's proxy materials in the selection of members of the board of Directors. **With no choice of candidates, there is no election.** Management will not include any other candidate's name nominated by a StorageTek stockholder in StorageTek's Proxy Statement. It is also economically unfeasible for any other individual or group of stockholders to submit an opposing slate of candidates to the stockholders for election for board membership. The approval of this proposal will provide StorageTek's stockholders with a choice of director candidates and will provide stockholders with "Duly Elected Representatives" as opposed to self-appointed representatives.

In a democracy, those who govern are duly elected by those whom they represent ----and they are accountable to those who elect them. Continuing in office requires satisfying constituents/stockholders, not just nominators!.

As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled – and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors there will be no practical means for stockholders to bring about director turn over ---- until this or a similar proposal is adopted.

The Benefits that will accrue to StorageTek's stockholders by having Directors that are democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any argument raised by those accustomed to be self perpetuating.

Lastly by the adoption of this proposal the vote of stockholders will be dispositive in the selection of Board directors

"PLEASE VOTE FOR THIS PROPOSAL."

B

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

Johannes R. Krahmer
Lewis S. Black, Jr.
William O. LaMotte, III
Douglas E. Whitney
William H. Sudell, Jr.
Martin P. Tully
Thomas R. Hunt, Jr.
A. Gilchrist Sparks, III
Richard D. Allen
David Ley Hamilton
John F. Johnston
Walter C. Tuthill
Donald F. Parsons, Jr.
Jack B. Blumenfeld
Donald Nelson Isken
Donald E. Reid
Denison H. Hatch, Jr.
Thomas C. Grimm
Kenneth J. Nachbar
Andrew M. Johnston
Mary B. Graham
Michael Houghton
Thomas R. Pulsifer
Jon E. Abramczyk
Alan J. Stone
Louis G. Hering
Frederick H. Alexander
R. Judson Scaggs, Jr.
William M. Lafferty
Karen Jacobs Louden
Donna L. Culver
Julia Heaney
Jonathan I. Lessner
Robert J. Dehney
Jeffrey R. Wolters
Maryellen Noreika
David J. Teklits
S. Mark Hurd
Rodger D. Smith
Eric D. Schwartz
Rachel A. Dwares
Special Counsel
Stanford L. Stevenson, III
Derek C. Abbott
Jessica Zeldin
David A. Harris
Patricia O. Vella
Gregory W. Werkheiser
Wendy L. Walter
Garfield B. Simms*
Michael Busenkell
Richard W. Ellis
John D. Pirnot
Megan E. Ward
Melissa Stone Myers
Jason W. Staib
Bradley W. Voss**
Donna L. Harris
Todd A. Flubacher
Yvette C. Fitzgerald
James G. McMillan, III
Matt Neiderman
Patricia R. Uhlenbrock
Michael G. Wilson
Sean C. Day
Brian J. McTear
Thomas W. Briggs, Jr.
Melissa A. DiVincenzo
Sean P. Haney
Katherine L. Harrison
Joy Mulholland
Christopher M. Winter
Of Counsel
Andrew B. Kirkpatrick, Jr.
Richard L. Sutton
David A. Drexler
O. Francis Biondi
Walter L. Pepperman, II

* Admitted in MA only
** Admitted in CA only

January 23, 2002

Storage Technology Corporation
One StorageTek Drive
Louisville, Colorado 80028

Ladies and Gentlemen:

You have requested our opinion whether, as a matter of Delaware law, a stockholder proposal (the "Proposal") submitted to Storage Technology Corporation (the "Company") by Elaine M. Licht (1) is a proper subject for stockholder action and (2) the Proposal violates the Delaware General Corporation Law (the "DGCL"). The Company is a Delaware corporation.

It is our opinion that, as a matter of Delaware law (1) the Proposal is not a proper subject for stockholder action and (2) the Proposal violates Delaware law because if the by-laws of the Company (the "By-laws") were amended as set forth in the Proposal, the Company would be in violation of the Delaware General Corporation Law (the "DGCL"). The reasons for our opinion are set forth below.

The Proposal seeks an amendment to the By-laws of the Company requiring that the Board of Directors, through a Nominating Committee, nominate two candidates to compete for "each directorship." The Proposal reads as follows:

> It is hereby requested that the Board of Directors of StorageTek promptly adopt a resolution amending **Article III Section #2 of StorageTek' Bylaws** requiring that the Board of Director's "Nominating Committee" nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the Annual Meetings. This stockholder's proposal if approved will become effective at the 2003 Annual Meeting.

Section 109 of the DGCL, entitled "By-laws," addresses the adoption and amendment of corporate by-laws, as well as the permitted content of those by-laws. Paragraph (b), in particular, governs the content of by-laws:

> The by-laws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (1998) (emphasis added). Thus, a by-law that is inconsistent either with law or with the Company's certificate of incorporation is invalid. As discussed below, the Proposal violates both the DGCL and the Company's

certificate of incorporation (the "Charter"), and is therefor invalid under Section 109.

The Proposal violates Section 141(a) of the DGCL, which is a "bedrock" provision of the DGCL. Section 141(a) provides that the business of a corporation is to be managed by its directors:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (1998); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.")

Section 141 and the cases interpreting it prohibit directors from delegating certain fundamental duties. This principle was applied to a board's duty with respect to selecting future directors in Chapin v. Benwood Foundation,

Inc., 402 A.2d 1205 (Del. Ch. 1979) *aff'd on other grounds sub nom*, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (per curium). In Chapin, the Delaware Court of Chancery invalidated an agreement among the trustees of a non-profit corporation that bound such trustees to maintain the number of trusteeships at four, and to fill vacancies in those positions with successors to be determined as set forth in that agreement. The Court found that the agreement was invalid because the trustees surrendered essential management powers:

> [T]he decision here should be controlled by the long-standing rule that directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation.

Chapin, 402 A.2d at 1210. The Court applied delegation principles to agreements that bind directors in the future because, like contemporaneous delegations, such agreements deprived the stockholders of the directors' business judgment.

In other words, the tying of future boards' hands constitutes a prospective delegation of their management prerogatives; when the time for directors to act ripens, they will be unable to apply their directorial discretion. The Chapin court cited the Chancery Court's decision in an earlier case as expressing the following "fundamental principle which permeates" those cases involving the delegation of directors' duties:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.

Id. at 1211 (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956, *rev'd on other grounds*, 130 A.2d 338 (Del. 1957)).

Significantly, the Chapin court found that the trustees had "a duty to use their best judgment in filling a vacancy on the board of trustees as of the time the need arises." Id. Here, similarly, the hands of future boards must not be tied with respect to the number of nominees for future board elections; that decision must be made at the "time the need arises." The Proposal would require the Company to violate Delaware law by delegating duties that "lay at the heart of the management of the corporation."

Several examples will illustrate the problems created by such a restriction. The Proposal would require the directors, through a Nominating Committee, to nominate two candidates for each directorship every year. This provision would be applicable in all situations. Thus, for example, if the Board found there were not sufficient willing qualified candidates to nominate two persons for each seat, it would nevertheless be required to nominate an unqualified person for one or more directorships. In addition, if stockholders were running a slate of directors to compete with the Board's nominees, the Nominating Committee would still be required to nominate two candidates for each position. This would create significant confusion. Thus, the decision to nominate two individuals for each directorship could have significant consequences and clearly would not be advisable in many situations. Moreover, these matters are clearly within the purview of the Board under Section 141(a), which cannot be circumvented by a by-law. Accordingly, the Proposal is not a proper subject for action by the stockholders of the Company and, if implemented, would violate Delaware law.

Moreover, Section 109 expressly prohibits by-laws that are inconsistent with a corporation's certificate of incorporation. The Charter, in fact, expressly adopts the standard of Section 141 so that the Proposal is also inconsistent with the Company's certificate of incorporation. In particular, Article IX, Section E, provides as follows:

> Subject to the provisions of the General Corporation Law of the State of Delaware, [the board of directors is expressly authorized and empowered on behalf of the corporation and without stockholder action] to exercise any and all of the corporation's authority and power and such other authority and power in addition to the authority and power expressly conferred by law and by this restated certificate of incorporation, which may be conferred upon the board of directors by the corporation through appropriate bylaw provisions or otherwise.

Thus, Article IX incorporates the mandate of Section 141(a), so that the portions of the Proposal that purport to take management power away from the directors are inconsistent not only with the DGCL but with the Charter.

* * *

Accordingly, for the reasons expressed above, it is our opinion that, as a matter of Delaware law, the Proposal (1) is not a proper subject for stockholder action, and (2) it violates Sections 141(a) and 109 of the DGCL.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

C

E.Y. CHAPIN, III, Applicant, v. BENWOOD FOUNDATION, INC., a Delaware corporation, S.L. PROBASCO, JR., WALTER R. RANDOLPH, JR., SEBERT BREWER, JR., JOSEPH H. DAVENPORT, JR., ROBERT PEGRAM HARRISON, SAM I. YARNELL, J. RALSTON WELLS, JOHN P. WRIGHT, THE COCA-COLA COMPANY, a Delaware corporation, and AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHATTANOOGA, a national banking association, Respondents

Civil Action No. 5305

Court of Chancery of Delaware, New Castle

402 A.2d 1205; 1979 Del. Ch. LEXIS 333

May 14, 1979, Submitted

June 5, 1979, Decided

COUNSEL: Michael D. Goldman, Esquire, of Potter, Anderson & Corroon, Wilmington, for Applicant E.Y. Chapin, III and Respondents Benwood Foundation, S.L. Probasco, Jr., Walter R. Randolph and Joseph H. Davenport.

Martin P. Tully, Esquire, of Morris, Nichols, Arsht & Tunnell, Wilmington, for Respondent The Coca-Cola Company.

William Prickett, Esquire, and David B. Ripsom, Esquire, of Prickett, Ward, Burt & Sanders, Wilmington, for the Amicus Curiae, Robert Pegram Harrison.

JUDGES: Brown, Vice Chancellor.

OPINIONBY: BROWN

OPINION: [*1206] The question presented in this case is whether the board of trustees of a Delaware nonprofit, charitable corporation can bind itself by the written agreement of its individual trustees to limit the composition of the board to a number of trustees less than that authorized by the certificate of incorporation and, also, whether by the same agreement it can legally bind itself in advance to name designated persons to fill vacancies on the board of trustees as such vacancies occur. The facts applicable to a determination of this question are as follows.

Benwood Foundation, Inc. (hereafter "Benwood") is [**2] a Delaware charitable corporation. It was formed in 1944 by George Thomas Hunter, of Chattanooga, Tennessee. The corporation has no capital stock and it is not conducted for profit. It is governed by a board of trustees which, pursuant to the certificate of incorporation, shall "not be less than three nor more than five in number." The certificate of incorporation further provides that the members of the corporation shall be the persons from time-to-time serving as its trustees. Thus, election or appointment of a person as trustee is likewise an admission of that person to membership in the corporation.

Benwood's certificate of incorporation states that the "exclusive objects or purposes to be promoted or carried on by this corporation are strictly religious, charitable, scientific, literary and educational activities as will promote the advancement or well-being of mankind." Its bylaws provide that it shall have broad powers to promote education by gifts to universities, colleges and schools; to establish and assist charitable hospitals; to aid the aged, infirm and diseased poor people; to assist religious instruction and worship; to promote science and literature; and to make [**3] awards and grant scholarships all for the benefit of "the Chattanooga, Tennessee area and elsewhere within the United States." The bylaws further provide as follows:

> "Section 1. The powers of the corporation shall be vested in and exercised by a board of trustees not less than three nor more than five in number, which shall be composed, upon the organization of the corporation, of the incorporators thereof, and thereafter, of the persons named by them, or by the survivor or survivors of them, as their successors. The board of trustees may at any time elect other trustees to the board, provided that the total number shall not exceed the maximum herein provided for.
>
> "Section 2. Any vacancy in the board of trustees however arising shall be filled by the vote of the remaining trustee or trustees, at any regular meeting of the board, or at any special meeting of the board called for the purpose."

From its formation in 1944 through 1975 the assets of Benwood were composed almost entirely of the common stock of three companies of which George Thomas Hunter, Benwood's founder, had been the controlling stockholder and chief executive. These companies were Coca-Cola Bottling Co. [**4] (Thomas), Inc., Coca-Cola Bottling Works (Thomas), Inc., and Coca-Cola Bottling Works, 3rd, all Delaware corporations. They are hereafter collectively referred to as the "Thomas Companies." During his lifetime Hunter gave Benwood a portion of the common stock of the Thomas Companies and, at his death in 1950, he bequeathed to Benwood all his remaining shares in the Thomas Companies.

Benwood was originally formed with three trustees. They were S.L. Probasco, E. Y. Chapin, Jr., and Sebert Brewer. In 1946 these three trustees increased the board to four and elected DeSales Harrison as the fourth trustee. Needless to say, this was all accomplished with Hunter's approval, and for a reason. Harrison and Brewer were the top executives, next to Hunter, of the Thomas Companies. Probasco and Chapin were chief executives of the American National Bank and Trust Company of Chattanooga (hereafter "the Bank") of which Hunter was a director for several decades until the time of his death, and with which he and the Thomas Companies had a close relationship. Hunter selected two executives [*1207] from the Bank and two executives from the Thomas Companies so that after his death the two [**5] trustees from the Bank could not improvidently dispose of the stock of the Thomas Companies (which was, over the years, an excellent investment for Benwood, enabling it to disburse millions of dollars to charity and education annually) without the assent of the trustees from the Thomas Companies who might be better able to judge the value and continued potential of the Thomas Companies. At the same time, the two trustees from the Bank were placed in a position to watch over the administration of the Thomas Companies and to guard against excessive salaries, waste or other forms of mismanagement.

At the time of Benwood's formation and during the years thereafter, the stock of the Thomas Companies was of considerable value for the following reason. By virtue of a contractual arrangement with The Coca-Cola Company (which is named as a respondent in this action) the Thomas Companies owned the exclusive rights to the bottling of the beverage, Coca-Cola, in a large portion of the United States. These bottling rights were very valuable. Shortly after the acquisition of such rights, the Thomas Companies (which were known as "parent bottlers" in the industry) and other parent bottlers having [**6] similar rights as to other parts of the country, farmed out the bottling rights to actual bottlers in various subterritories, receiving in return a fixed profit per gallon from the sale of syrup to their bottlers. Subsequent to an unsuccessful effort in or about 1918 virtually to do away with the rights of the parent bottlers, The Coca-Cola Company from time-to-time made offers or attempts to acquire the parent bottlers and thus merge their rights into itself. By the time of Hunter's death, it had acquired all of them except the Thomas Companies.

Following Hunter's death, the original four trustees became concerned about the balance between them being upset by the death of one of their number. As a result, in 1952, they entered into a written agreement between themselves, the purpose of which was to provide in advance for the designation of the person who would succeed each of them as trustee in the event that their respective office should become vacant because of death or otherwise. In effect, each original trustee picked the person he wished to have succeed him and the other three, in return for a like consideration as to their choice of a successor, agreed to fill the vacancy [**7] with the person selected. By way of example, in the first of these so-called succession agreements, S.L. Probasco was to be succeeded by S.L. Probasco, Jr.; E.Y. Chapin, Jr. was to be succeeded by E.Y. Chapin, III; DeSales Harrison was to be succeeded by the person then serving as president of one of the Thomas Companies; and Sebert Brewer was to be succeeded by the person who would then be vice president and treasurer of the same company.

Similar succession agreements were executed in 1959, 1961 and 1966. Over the years, as three of the original trusteeships became vacant, they were filled by the persons designated as successor trustees in the several agreements. In 1962, S.L. Probasco, Jr. was elected to succeed his deceased father. In 1973, Walter J. Randolph, Jr. was elected to succeed the deceased DeSales Harrison. In 1975 E.Y. Chapin, Jr. resigned and his son, E.Y. Chapin, III was elected to replace him. Fittingly, however, each successor trustee was elected by resolution of the remaining members of the board at a meeting of the board. There was no reference to any agreement nor to any obligation to elect a successor because of any existing agreement.

The last succession [**8] agreement executed by the board of trustees of Benwood came about in 1972. It is this agreement which is under review in this action. It will be referred to hereafter as the 1972 Succession Agreement. In addition to naming successors, this agreement contained the following provision:

> "1. The number of trustees in office shall at all times be four, no more and no less, and when a vacancy in such office occurs, no business other than the filling [*1208] of such vacancies shall take place until such vacancy is filled in accordance with this agreement."

This 1972 Succession Agreement also provided for Walter R. Randolph, Jr. to succeed DeSales Harrison, and provided further that if Randolph became a trustee, his office thereafter, on becoming vacant, would be filled by Robert Pegram Harrison. The agreement concluded with the following catch-all provisions:

> "5. Should succession as hereinabove provided not be possible for any reason, then the remaining trustees shall fill the vacancy as follows:

"(a) If the vacancy is in one or more of the offices now held by E.Y. Chapin, Jr. or Scott L. Probasco, Jr., [representatives from the Bank] or their successors, by [**9] such persons as shall be nominated by the Executive Committee of American National Bank and Trust Company of Chattanooga, or its successor;

"(b) If the vacancy is in one or more of the offices now held by DeSales Harrison or Sebert Brewer [representing the Thomas Companies] or their successors, by such person as shall be the then highest ranking officer of Coca-Cola Bottling Co. (Thomas), Inc. . . . not already serving as a trustee of [Benwood]."

Subsequently, in 1974, all four Benwood trustees, both the two who were executives of the bank and the two who were officers of the Thomas Companies, determined that it would be wise to accept an offer of The Coca-Cola Company to acquire the Thomas Companies. Due to inflation, the cost of operation of the Thomas Companies had constantly increased. Yet, the Thomas Companies could not increase their fixed markups of 12 1/2 cents per gallon of syrup. Moreover, there was antitrust litigation pending against the Thomas Companies and others, brought by the Federal Trade Commission. Consequently, an agreement was reached whereby The Coca-Cola Company acquired all the common stock of the Thomas Companies owned by Benwood. Under the form [**10] of acquisition used, the Thomas Companies were merged into newly formed subsidiaries of The Coca-Cola Company, which subsidiaries, in turn, were later merged into The Coca-Cola Company. Payment of the purchase price was completed in 1976. This left Benwood without any stock or interest in the Thomas Companies or its former business activities. At the same time, Benwood was left with assets in no way connected with the former Thomas Companies enterprise which now total some $40 million.

Following the sale of the Thomas Companies, three of Benwood's four trustees, namely, E.Y. Chapin, III, Probasco, Jr., and Randolph (all of whom had been elected to the board after having been designated as successor trustees in one or more of the various succession agreements) began to question the wisdom and propriety of continuing the 1972 Succession Agreement. This was particularly true in light of the purpose of the various agreements to keep an even balance between the Bank and the companies whose stock formed the assets of the corporation. With the Thomas Companies gone, there was some feeling that to continue to honor an agreement whose purpose could no longer be achieved might constitute [**11] an abdication of their legal duties by the incumbent trustees. The three aforenamed trustees proposed that the 1972 Succession Agreement be formally rescinded. However, the fourth trustee, Sebert Brewer, a former officer of the Thomas Companies and the sole remaining original trustee, would have none of it.

Accordingly, as of November 9, 1976, Chapin, Probasco and Randolph executed a written agreement whereby, as a majority of Benwood's board, they purported to rescind the 1972 Succession Agreement. Sebert Brewer did not sign the document. He died some two months thereafter.

Following the death of Sebert Brewer, the three aforesaid trustees held meetings in January 1977 and in April 1977. In accordance with the charitable purposes of Benwood, and in order to comply with distribution requirements of federal law pertaining to private foundations, they approved the disbursement of substantial [*1209] grants to other charitable organizations. In so doing, they took the position that Paragraph 1 of the 1972 Succession Agreement, which purported to restrict the transaction of any business unless the board of trustees was four in number, was of no legal effect. Further, at the [**12] April meeting, the three incumbent trustees elected Sebert Brewer, Jr. and Joseph H. Davenport, Jr. as trustees of Benwood, thus bringing the total number of trustees to the maximum of five permitted by the certificate of incorporation. Since Davenport is a considerable shareholder in the Bank, it can now be argued that Benwood's board of trustees and membership is currently dominated by trustees having an affiliation with the Bank as opposed to the two trustees having their ties to the former Thomas Companies.

Because of the uncertainty as to the correct composition of the board of trustees and the powers possessed by it, this action was filed by Chapin pursuant to 8 *Del. C.* § 225. * Named as respondents are Benwood, the Bank, The Coca-Cola Company, the other four named trustees and those persons designated as potential successor trustees, or alternates, in the 1972 Succession Agreement. The Bank, The Coca-Cola Company and certain of the individuals have filed answers submitting themselves to the jurisdiction of the Court and taking no position as to the outcome. Chapin, as applicant, together with Benwood, Probasco, Randolph and Davenport, as respondents, have moved for [**13] summary judgment declaring that the present five-member board of Benwood is lawfully constituted and elected. By agreement of all concerned, respondent Robert Pegram Harrison was appointed *amicus curiae* to "represent the interest of those who are or may be opposed to the position of the applicant Chapin." This was deemed appropriate particularly in view of the fact that Robert Pegram Harrison is designated in the 1972 Succession Agreement as the person to succeed Randolph at such time as his office becomes vacant.

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

* clscc1clscc18 *Del. C.* § 225 provides in pertinent part as follows:

> "Upon application of any stockholder, or any member of a corporation without capital stock, the Court of Chancery may hear and determine the validity of any election of any director, member of the governing body, or officer of any corporation, and the right of any person to hold such office . . . ."

- - - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - -

In opposing the application the *amicus* takes basically two positions. Because election to the position of trustee also constitutes [**14] membership in the nonstock corporation, and since the only members of the corporation are the trustees, the *amicus* suggests that the issue is controlled by the statutes and decisional law which recognize and enforce agreements among shareholders. See 8 *Del. C.* § 218; 8 *Del. C.* § 350; *Ringling v. Ringling Bros.-Barnum and Bailey Combined Shows, Inc.*, Del. Supr., 29 Del. Ch. 610, 53 A.2d 441 (1947). But this analogy carries a fatal flaw. Quite simply, clscc2clscc2both 8 *Del. C.* § 218 and 8 *Del. C.* § 350 deal with stockholders. Under § 218 shareholders can contract to place their shares into a voting trust, provided that there is technical compliance with the requirements of the statute. Under § 350, a majority of the shareholders of a close corporation can enter into an agreement which will permit them to conduct the business and affairs of the corporation and which will relieve the directors of any responsibility and liability for managerial acts or omissions. However, this statute only applies to a close corporation within the statutory definition which elects to be treated as such. 8 *Del. C.* §§ 341, 344.

Here there are no stockholders of Benwood. This [**15] clearly makes a difference. clscc3 clscc3A stockholder has an ownership interest in his shares. To the extent that he contracts away the rights deriving from that interest, it is his prerogative to do so. Thus, where all of the stockholders enter into an agreement surrendering rights they would otherwise have in governing the affairs of the corporation, there can be no apparent injury to anyone else and consequently, in theory, there is no reason not to uphold the agreement. *Glazer v. Glazer*, 5th Cir., 374 F.2d 390 (1967); *Galler v. Galler*, Ill.Supr., 32 Ill. 2d 16, [*1210] 203 N.E.2d 577 (1965); *Clark v. Dodge*, N.Y.App., 269 N.Y. 410, 199 N.E. 641 (1936). As stated in *Clark v. Dodge, supra*, at

> 199 N.E. 642:
> "If the enforcement of a particular contract [among shareholders] damages nobody -- not even, in any perceptible degree, the public -- one sees no reason for holding it illegal . . . ."

Here, however, the members of Benwood have no ownership interests. They are the members of the corporation only because they are the trustees of the corporation. Their membership status is coincidental with their fiduciary obligation to manage the affairs of the corporation [**16] in keeping with its charitable purpose to benefit deserving members of the public in the Chattanooga, Tennessee area, and elsewhere. As such, they have no personal ownership rights which they can contract away. Rather, they have only their duty to the form of public trust which they have assumed, and the contractual attempt to relinquish that duty in return for the relinquishment of a similar duty by the other trustees does not constitute consideration for a contract as I see it.

Secondly, the *amicus* disputes the contention of the movants that the 1972 Succession Agreement constitutes an improper delegation of duty by persons who stand in the position of directors of a corporation. It is the position of the *amicus* that the succession agreement is not a delegation of a duty at all, but rather that under the circumstances it constitutes an express exercise of the duties of the trustees of Benwood since their mutual agreement in advance to fill vacancies occurring on the board by named persons who will maintain the equal balance between representatives of the Bank and those with allegiance to the Thomas Companies carries out the intentions of George Thomas Hunter to prevent [**17] either side from gaining control over the other in the management and charitable distribution of Benwood's assets. In other words, the *amicus* would find a duty on the part of Benwood's trustees to always maintain a balance on the board of trustees between the Bank and the Thomas Companies, and he would further use this duty as justification for the enforcement of the 1972 Sucession Agreement. However, I think that this approach too must fail.

In the first place, Benwood's certificate of incorporation, from its inception, has always allowed for a board composed of either three or five trustees as well as a board composed of four trustees. The bylaws echo this, and leave the decision to the board. Thus, neither the certificate of incorporation nor the bylaws impose any duty upon the incumbent trustees to maintain a board equally divided between the Bank and the Thomas Companies. Secondly, as the pleadings concede, the basis for the original balanced board, and thus the reason for the birth of the succession agreement idea, was to protect the Thomas Companies from internal exploitation and waste after Hunter's death while at the same time to guarantee that the Thomas Companies [**18] could not be disposed of as a Benwood asset by the decision of persons who might not have full knowledge of the capabilities and prospects of the Thomas Companies at a given time. Thus, the purpose of the agreements was to protect the primary asset of Benwood. Since that asset has now been disposed of to the benefit of Benwood, the basis for the duty that the *amicus* would find in the trustees has vanished also. For these reasons, I cannot conclude that the 1972 Succession Agreement constituted the exercise of a duty imposed upon the board of trustees by Benwood's certificate of incorporation or bylaws.

On the contrary, I agree with the movants that the decision here should be controlled by the long-standing rule that clscc4clscc4directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation. *Clarke Memorial College v. Monaghan Land Co.*, Del.Ch., 257 A.2d 234 (1969); *Lehrman v. Cohen*, Del.Supr., 43 Del. Ch. 222, 222 A.2d 800 (1966); *Abercrombie v. Davies*, Del.Ch., 35 Del. Ch. 599, 123 A.2d 893 (1956), *rev'd. on other grounds*, Del.Supr., 36 Del. Ch. 371, 130 A.2d 338 [*1211] (1957); *Adams v.* [**19] *Clearance Corporation*, Del.Supr., 35 Del. Ch. 459, 121 A.2d 302 (1956); *Field v. Carlisle Corporation*, Del.Ch., 31 Del. Ch. 227, 68 A.2d 817 (1949). While none of these cases are directly on point, and while none dealt with the duties of the trustees or directors of a nonstock corporation, the fundamental principle which permeates them all is perhaps best summed up by the statement of Chancellor Seitz in *Abercrombie v. Davies, supra*, at

> 123 A.2d 899:
> "So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

To the same effect, see *West v. Camden*, 135 U.S. 507, 34 L. Ed. 254, 10 S. Ct. 838 (1890); *Gilchrist v. Hatch*, Ind.App., 100 N.E. 473 (1913), *rev'd. on other grounds*, Ind.Supr., 183 Ind. 371, 106 N.E. 694 (1914); *Van Slyke v. Andrews*, Minn.Supr., 146 Minn. 316, 178 N.W. 959 (1920); *Dubbs v. Kramer*, Pa.Supr., 302 Pa. 455, 153 A. 733 (1931).

Here, Benwood's certificate of incorporation calls for a board of trustees of no less [**20] than three and no more than five. The trustees constitute the only members of a charitable organization having some $40 million in assets. The members and trustees cannot benefit from their position in the corporation. They are not stockholders in any sense. The persons having the beneficial interest in Benwood are those located in the Chattanooga, Tennessee area, as well as elsewhere, who will benefit from the periodic decisions of the board as to whom will receive disbursement of Benwood assets for the charitable purposes contemplated by the certificate of incorporation and the bylaws. The bylaws provide that the board of trustees may at any time elect other trustees so long as the number does not exceed five. The bylaws also provide that the board of trustees shall fill vacancies occurring thereon.

All things considered, I am convinced that the facts of this situation impose upon the trustees of Benwood a duty to use their best judgment in filling a vacancy on the board of trustees as of the time the need arises. To commit themselves in advance -- perhaps years in advance -- to fill a particular board vacancy with a certain named person, regardless of the circumstances that [**21] may exist at the time that the vacancy occurs, is not the type of agreement that this Court should enforce, particularly when it is an agreement made between persons who have no personal interest at stake but who owe a duty to those intended to be benefited by the charitable corporation they are charged with managing. For the same reason it is even more obvious that this Court should not enforce an agreement between the trustee-members of a charitable corporation which attempts to restrict the maximum number of trustees otherwise permitted by the certificate of incorporation and bylaws.

Accordingly, I conclude that the 1972 Succession Agreement is unenforceable as against the decision of Benwood's board of trustees in April 1977 to increase the number of trustees to five and to elect Sebert Brewer, Jr. and Joseph H. Davenport, Jr. to the board. In other words, I find the board of trustees properly constituted and the present five trustees the lawful holders of their respective offices. An appropriate form of order may be submitted.

D

ROBERT PEGRAM HARRISON, Respondent Below, Appellant, v. E. Y. CHAPIN, III, Applicant Below, Appellee, and BENWOOD FOUNDATION, INC., a Delaware Corporation, S. L. PROBASCO, JR., WALTER R. RANDOLPH, JR., SEBERT BREWER, JR., JOSEPH H. DAVENPORT, JR., SAM I. YARNELL, J. RALSTON WELLS, JOHN P. WRIGHT, THE COCA-COLA COMPANY, a Delaware Corporation, and AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHATTANOOGA, a National Banking Association, Respondents Below, Appellees

No. 189, 1979

Supreme Court of Delaware

415 A.2d 1068; 1980 Del. LEXIS 389

May 16, 1980, Submitted

May 23, 1980, Decided

PRIOR HISTORY: [**1]

Upon appeal from the Court of Chancery.

DISPOSITION: Affirmed.

COUNSEL: John H. Small (Argued) and William Prickett, of Prickett, Jones, Elliott & Kristol, Wilmington, for respondent-appellant.

Michael D. Goldman (Argued), of Potter, Anderson & Corroon, Wilmington, for appellees E. Y. Chapin, III, and Benwood Foundation, Inc., Walter R. Randolph, Jr., Joseph H. Davenport, Jr. and S. L. Probasco, Jr.

JUDGES: McNeilly, Quillen and Horsey, Justices.

OPINIONBY: PER CURIAM

OPINION: [*1068] This appeal was carefully and thoroughly considered by the Court of Chancery. The Trial Court's opinion is reported [*Chapin v. Benwood Foundation, Inc.*, Del.Ch., 402 A.2d 1205 (1979)] and we rely on that opinion for a full development of the facts of the case.

We also find that one brief portion of the Vice Chancellor's opinion is dispositive of the motion for summary judgment filed by the applicant and several respondents. The Vice Chancellor wrote at

402 A.2d at 1210:

"... [As] the pleadings concede, the basis for the original balanced board, and thus the reason for the birth of the succession agreement idea, was to protect the Thomas Companies from internal exploitation [*1069] and waste [**2] after Hunter's death while at the same time to guarantee that the Thomas Companies could not be disposed of as a Benwood asset by the decision of persons who might not have full knowledge of the capabilities and prospects of the Thomas Companies at a given time. Thus, the purpose of the agreements was to protect the primary asset of Benwood. Since that asset has now been disposed of to the benefit of Benwood, the basis for the duty that the *amicus* would find in the trustees has vanished also."

We agree with the above quoted remarks of the Vice Chancellor and therefore affirm the judgment of the Court below on that ground without reaching the other matters argued by counsel.

E

2001 SEC No-Act. LEXIS 68

Securities Exchange Act of 1934 -- Rule 14a-8(i)(8)

January 12, 2001

CORE TERMS: election, candidate, shareholder, staff, nominee, board of directors, contested, proxy, proponent, nominate, proxy statement, excludable, no-action, urge, biographical, photographs, nominating, disclosures, sketches, omit, annual meeting, Exchange Act, nonmanagement, declarations, attachment, membership, overseeing, selecting, contests, intend

[*1] General Electric Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 13, 2000

The proposal urges the board to take the necessary steps to nominate at least two candidates for each open board position, and provides that the names, biographical sketches, required disclosures and photographs of these candidates shall appear in GE's proxy materials to the extent that is required by law and GE's current practice.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Gumbs
Attorney-Advisor

INQUIRY-1: GE

General Electric Company

3135 Easton Turnpike, Fairfield, CT 06431

203-373-2442 Fax: 203-373-3079

Dial Comm: 8* 229-2442 Fax: 8* 229-3079

e-mail: eliza.fraser@corporate ge.com

December 13, 2000

1934 Act, Section 14(a)
Rule 14a-8(i)(8)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal by Bartlett Naylor

Gentlemen [*2] and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2001 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from Bart Naylor (the "Proponent"):

> "RESOLVED: that the shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

A copy of the Proposal is attached.

GE believes the Proposal is excludable pursuant to Rule 14a-8(i)(8) because it relates to election for membership on GE's Board of Directors. The staff of the Division of Corporation Finance ("Staff") has consistently applied that provision to allow companies to exclude proposals which attempt [*3] to use Rule 14a-8's mechanisms to cause contested elections of directors.

A. Last Year's Proposal.

The Proposal is similar to the proposal submitted last year by the Proponent to GE. Last year's proposal would have allowed share owners to nominate Board nominees directly, which nominees would have competed with management's nominees. In General Electric Company (Jan. 24, 2000), the Staff permitted GE to exclude that proposal under Rule 14a-8(i)(8), on the grounds that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." (Emphasis added.)

While this year's Proposal shifts responsibility for nominating competing nominees to the Board, the object is undeniably the same - to ensure "contested elections of directors." The Proposal no more establishes a permissible procedure for nominating directors than last year's proposal. Just as the Staff allowed GE to exclude last year's proposal on the grounds that it established a procedure that "may result in contested elections of directors," the Staff should allow GE to exclude this year's Proposal, which [*4] will necessarily result in "contested elections."

B. Proposals Effecting Contested Elections Excludable.

Similarly, in another no-action letter to GE, General Electric Company (Feb. 22, 2000), the Staff permitted GE to exclude, under Rule 14a-8(i)(8), a shareholder proposal that would have "mandated that GE hire a proxy advisory firm, to be chosen by shareholder vote, to give voting advice to shareholders." In requesting the no-action letter, GE reasoned that, if the proposal were implemented, the proxy firm's advice would at least in some instances be in opposition to GE's own candidates for election to the Board of Directors, thus resulting in contested elections. The Staff concurred that this proposal was excludable under Rule 14a-8(i)(8) "as relating to an election" of directors. The Staff's response makes it clear that whether the candidates are proposed by a shareholder, the company or its agent is not dispositive of whether the proposal is excludable. If the proposal would result in a contested election, the proposal is excludable pursuant to Rule 14a-8(i)(8).

To be sure, in General Motors Corp. (Apr. 10, 2000), the Staff declined to concur in the exclusion [*5] of a substantially similar proposal to General Motors made by the Proponent. However, General Motors did not cite the General Electric no-action letters referred to above, nor base its request on the same policy reasons, arguments and precedents set forth in those letters and discussed here. Those precedents discussed above, and policy reasons discussed below, unmistakably support the exclusion of the current Proposal, notwithstanding the General Motors Corp. decision.

C. Exclusion Policy.

The longstanding policies underlying the Rule 14a-8(i)(8) exclusion are clear. The

Commission has stated, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." SEC Release No. 34-12598 (July 7, 1976).

This policy also makes common sense. In selecting nominees for election as directors, GE's Board of Directors has a fiduciary duty to choose the best candidates. The Proposal would essentially force the Board to violate this duty by requiring it [*6] to include alternative candidates -- in opposition to those candidates the Board believes are the best nominees for election. While the Board may believe that the election of certain alternative nominees is not in the best interest of GE, it would be required to include such nominee with those nominees the Board believes are the strongest candidates.

The Proponent acknowledges that the purpose of the Proposal is to cause election contests. As such, the Proposal seeks to effect precisely the kind of election reform which the Commission has stated is not the proper subject for a Rule 14a-8 proposal. If the Proposal is not the kind of shareholder proposal that can be excluded pursuant to Rule 14a-8(i)(8) on the basis that it improperly relates to the election of directors, what is to prevent another proponent from proposing that the Board nominate five alternative nominees, or indeed 100 alternative nominees?

D. Exclusion Consistent with Longstanding Precedents.

Exclusion of the proposal is also consistent with a long line of no-action letters in which the Staff has held that companies may exclude shareholder proposals seeking to effect director "election contests." For example, [*7] in Storage Technology Corp. (Mar. 11, 1998), the Staff allowed the company to exclude a proposal under Rule 14a-8(c)(8) (re-designated as Rule 14a-8(i)(8) in the 1998 amendments to Rule 14a-8) that would have required the company to amend its charter documents to permit shareholders (in groups of three) to include their own nominees to the board in the company's proxy materials. The Staff also permitted exclusion of similar shareholder proposals in Unocal Corp. (Feb. 8, 1991) and Amoco Corp. (Feb. 14, 1990) because they could result in contested elections for individual director vacancies.

More recently, in Toys "R" Us, Inc. (Apr. 3, 2000) and Kmart Corp. (Mar. 23, 2000), the Staff allowed to be excluded proposals that would have required the company to include a nonmanagement candidate for election to the board of directors and develop a system to advance the candidacy of that nonmanagement candidate. Even more recently, and despite attempts by the proponent there to classify the shareholder proposal as a "corporate governance measure," in United Road Services, Inc. (May 5, 2000) the Staff permitted exclusion of a proposal that would have required shareholder-nominated [*8] candidates for the Board of Directors to be listed in the company's proxy statement. The Staff concluded that the proposal "would establish a procedure that may result in contested elections of directors."

E. Conclusion.

GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2001 proxy statement pursuant to Rule 14a-8(i)(8) because it "relates to an election for membership on the company's board of directors."

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Bart Naylor is being notified that GE does not intend to include the proposal in its 2001 proxy statement.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

ATTACHMENT

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures to the same extent [*9] that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors [*10] legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The "real" selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

Our company should offer a rational choice when shareholders elect directors. Such a process could abate the problem of a chair "choosing" his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management [*11] when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal.

F

2001 SEC No-Act. LEXIS 185

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-8(i)(8)

January 31, 2001

CORE TERMS: candidate, shareholder, election, proxy, slate, nominee, stockholder, board of directors, nominate, disclosure, enclosed, duty, proxy statement, annual meeting, implemented, vacancy, elected, omit, fiduciary duties, submitting, plurality, proponent, urge, substantial likelihood, biographical, photographs, insurgent, inclusion, requisite, sketches

[*1] SBC Communications Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 20, 2000

The proposal urges the board to take the necessary steps to nominate at least two candidates for each open board position, and provides that the names, biographical sketches, required disclosures and photographs of these candidates shall appear in SBC's proxy materials to the extent that is required by law and SBC's current practice.

We are unable to concur in your view that SBC can exclude the proposal under rule 14a-8(i)(2). In our view, the proposal does not require separate voting for each open board position, but rather, requires the nomination of at least two candidates for each open board position. Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).
[*2]
Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: SBC

SBC Communications Inc.

175 E. Houston Street

2nd Floor

San Antonio, Texas 78205

Phone 210 351-3736

Fax 210 351-3467

December 20, 2000

1934 Act/Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SBC Communications Inc. 2001 Annual Meeting
Shareholder Proposal of Bartlett Naylor

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Bartlett Naylor for inclusion in SBC's 2001 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2001 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement, the proponent's e-mail submitting the proposal, correspondence from SBC to the proponent, and subsequent correspondence from the proponent to SBC. Also included is a copy of an opinion relating to the proposal issued by SBC's Delaware counsel, Richards Layton and Finger, [*3] dated December 15, 2000. A copy of this letter is being mailed concurrently to the proponent to advise him of SBC's intention to omit the proposal from its proxy materials for the 2001 annual meeting.

The Proposal

On November 1, 2000, SBC received an e-mail from the proponent, submitting the following resolution for inclusion in SBC's 2001 proxy materials:

> *Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.*

Reasons the Proposal May be Omitted from the Proxy Statement

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the reasons stated below. As to Delaware law matters, I have relied on the opinion of SBC's Delaware [*4] counsel, Richards, Layton and Finger. Because of the extensive nature of that opinion, I will only provide a brief summary.

Pursuant to Rule 14a-8(i)(2): *The proposal would, if implemented, cause the company to violate state, federal, or foreign law to which it is subject.*

SBC is incorporated in the state of Delaware and, as such, the conduct of the governing body of the company is governed by Delaware law. SBC has retained the Delaware law firm of Richards, Layton and Finger to give its opinion (enclosed) on whether the proposal, if implemented, would cause SBC and the Board of Directors to violate Delaware law.

The proposal calls for the Board to nominate multiple persons for each Board seat, describing each candidate in the same manner. However, as pointed out by the enclosed opinion (pages 4-5), SBC's Board of Directors are elected by plurality vote. The candidates receiving the greatest number of votes are elected to the open seats. Candidates are not assigned to run for particular openings as the proposal would require. As opined by SBC's Delaware counsel, implementing the proposal would cause SBC to violate both Section 216(3) of the Delaware General Corporation Law [*5] and SBC's Bylaws, each of which require that Directors be elected by a plurality of the votes cast.

Moreover, the proposal requires that the Board provide a competing slate of Directors, describing each new nominee in the same manner as "is our company's current practice with the single candidates." The proposal's requirement that the Board present descriptions of the alternative nominees in an equivalent manner to the primary nominees is inconsistent with the Board's fiduciary duties under the opinion provided by SBC's Delaware counsel. The Board's fiduciary duties dictate, at a minimum, that the Board recommend to the shareholders only one of the slates and explain that the other slate is inferior. This places the Board in the untenable position of nominating persons who it does not believe are the best candidates for election and yet attempting to comply with the proposal's conflicting requirement of equivalent and neutral treatment of the competing slates.

Rule 14a-8(i)(2) allows a company to omit a proposal if the proposal would, if implemented, cause the company to violate state, federal or foreign law to which it is subject. See *TRW Inc.* (March 6, 2000). We note that in [*6] *General Motors Corporation* (April 10, 2000), the Staff reviewed a similar proposal, but indicated that it did not concur that the proposal could be properly omitted on these grounds. Although no reason was cited by the Staff, we must conclude General Motors did not meet its burden of citing the requisite authority for omitting the proposal. As a result, SBC sought the opinion of Delaware counsel with significant expertise in the corporate law area. The enclosed opinion presents the reasons for the claim of illegality of the proposal, supported by appropriate citation to Delaware law.

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(2).

Pursuant to Rule 14a-8(i)(8): *The proposal relates to an election for membership on the Board of Directors and would result in contested elections to the Board.*

In Release 34-1258 (July 7, 1976), the Commission, referring to the predecessor to Rule 14a-8(i)(8), stated, "the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in election of that nature, since [*7] the proxy rules, including 14a-11, are applicable." For example, in *Boykin Lodging Company* (March 22, 2000), the Staff reviewed a proposal that called for the company to list all candidates for election to the board on the proxy card. The Staff supported omission of the proposal stating the proposal "would establish a procedure that may result in contested elections of directors."

If the proposal were implemented, as noted in the Delaware counsel opinion, the Board would have a fiduciary obligation to clearly identify and explain its reasoning for choosing the preferred slate. This obligation would require the Board to create a contested election between its own slates, without the need to comply with Rule 14a-11. By recommending one slate over the other, a contest would be created between the Board's preferred slate and the Board-created insurgent slate, including any solicitation that may be mounted by the insurgent slate. This is the very situation that Rules 14a-

8(i)(8) and 14a-11 were designed to avoid: the presentation of the Board's preferred slate together with an insurgent slate opposed by the Board. While the Board would be required to carry both slates on its proxy [*8] cards and solicitations, the insurgent slate would be permitted to engage in a separate solicitation for its own election, but without including both sets of nominees.

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(6).

* * *

Consistent with the views of the Staff in the foregoing letter and release, it is my opinion that SBC may omit the proposal from its proxy materials for its 2001 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne A. Wirtz

ATTACHMENT 1

RICHARDS, LAYTON & FINGER

ONE RODNEY SQUARE

P.O. BOX 551

WILMINGTON, DELAWARE 19899

TELEPHONE: (302) 658-6541

TELECOPIER: (302) 658-6548

WEBSITE: WWW.RLF.COM

December 15, 2000

SBC Communications Inc.
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205

Re: Stockholder Proposal of Bartlett Naylor

Ladies and Gentlemen:

We have acted as special Delaware counsel to SBC Communications Inc., a Delaware corporation (the "Company"), in connection with a proposal (the [*9] "Proposal") by Bartlett Naylor, a stockholder of the Company, which he has requested be included in the proxy statement of the Company for its 2001 annual meeting of stockholders. In this connection, you have asked our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed:

(i) the Restated Certificate of Incorporation of the Company dated as of April 29, 1996 (the "Restated Certificate");

(ii) the Bylaws of the Company as amended through June 30, 2000 (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies or forms: (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. [*10] We have not reviewed any document other than the documents listed above for purposes of this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, a company can exclude a shareholder proposal from its proxy statement under certain circumstances. Section 14a-8(i)(2) allows the exclusion of a shareholder proposal if "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

The Proposal reads as follows:

> The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such [*11] candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law

and is our company's current practice with the single candidates it now proposes for each position.

If the Proposal were adopted by the Board, the Board would be required to nominate at least two candidates for each Board vacancy. The Proposal further requires the Company to have the same disclosures for the additional candidates as "is our company's current practice." We have interpreted the Proposal as requiring a neutral presentation of the competing nominees; any other interpretation would render the Proposal ineffectual and frustrate its apparent intent. Based on that, in our opinion the Proposal would violate the fiduciary duties of a board of directors of a Delaware corporation in requiring the board of directors to be neutral when proposing alternative nominees to stockholders.

The role of the directors as managers of the business and affairs of the Company carries with it certain responsibilities under Delaware law. The directors are fiduciaries, and, as such, owe fiduciary duties to the Company and its shareholders. Directors [*12] of Delaware corporations stand in a fiduciary relationship with the corporation and with all of the corporation's stockholders. As the Delaware Supreme Court has stated:

> While technically not trustees [corporate officers and directors] stand in a fiduciary relationship with the corporation and its stockholders. Public policy ... has established a rule that demands of a corporate officer or director ... the most scrupulous observance of his duty, not only affirmatively to protect the interests of the corporation committed to his charge but also to refrain from doing anything that would work injury to the corporation.

Guth v. Loft, Inc., Del. Supr., 5 A.2d 503, 510 (1939).

The Bylaws empower both the Board and the stockholders to nominate persons for election to the Board. In fulfilling its responsibility to select candidates for the Board, the Board is under an obligation to use its own best judgment to choose those persons whom it reasonably views as the best candidates for the positions. See Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) [*13] (trustees of a foundation owe a duty to use their own best judgment in filling a vacancy on the board of trustees).

Under the Proposal, the Board would be required to name at least two persons for each vacancy. The Board may believe that certain candidates were better qualified than others. However, to avoid breaching its fiduciary duty to shareholders, it would be required to communicate these views on the competing nominees to shareholders. Vice Chancellor Strine, in ACE Ltd. v. Capital Re Corp., quoted, with approval the Restatement (Second) of Contracts as support for this proposition. Indeed Restatement (Second) of Contracts § 193 explicitly provides that

> a promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on public policy grounds.

The comments to that section indicate that

> directors and other officials of a corporation act in a fiduciary capacity and are subject to the rule in this Section.

Ace Ltd. v. Capital Re Corp., Del. Ch., 747 A.2d 95, 104 (1999) (emphasis in original).

Moreover, the Board has a fiduciary duty of disclosure. This duty requires [*14] the Board, whenever it seeks shareholder action, to disclose all pertinent information within the Board's control to the shareholders. McMullin v. Beran, Del. Supr., slip op. at 30 (Nov. 20, 2000). The "board's duty of complete candor to its shareholders to disclose all germane or material information applies as well to matters of corporate governance as to corporate transactions."

> Stroud v. Milliken Enterprises, Inc., Del. Supr., 552 A.2d 476, 480 (1989).Information is material if,

> there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. . . . It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder.

Rosenblatt v. Getty Oil Co., Del. Supr., 493 A.2d 929, 944 (1985). If there is "a substantial likelihood that the disclosure of the omitted [*15] fact would have been viewed by the reasonable stockholder as having significantly altered the 'total mix' of information available," it must be disclosed. Louden v. Archer-Daniels-Midland Co., Del. Supr., 700 A.2d 135, 142 (1997).

The Board may not abdicate its fiduciary duties by leaving the shareholders alone to make the decision. In the context of a merger vote, the Supreme Court of Delaware has made it clear that,

> a director has a duty . . . along with his fellow directors to act in an informed and deliberate manner in determining whether to approve an agreement of merger before submitting the proposal to the stockholders. Certainly in the merger context, a director may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement.

Smith v. Van Gorkom, Del. Supr., 488 A.2d 858, 873 (1985). See Paramount Communications, Inc. v. Time, Inc., Del. Supr., 571 A.2d 1140 (1989). The Board has a duty to make a judgment. It may not simply leave the choice to stockholders. These duties apply to matters of corporate governance as well as to [*16] corporate transactions. See Stroud v. Milliken Enterprises, Inc., supra. The Board has a duty to advise the shareholders of its views on the nominees and the reasoning behind those views.

The Proposal as stated contemplates a method of electing Directors that is not permitted under Delaware law or the Company's governing instruments. The Proposal would require the Board of Directors (the "Board") to nominate two directors for each vacancy on the board so that for each seat there would be a nominee and an alternate, and a separate vote for each vacancy. However, neither the General Corporation Law nor the Bylaws of the Company envision such a system for the election of directors, absent each director being in a separate class. However, section 141(d) of the General Corporation Law authorizes only three classes of directors. The Board is already divided into three classes and no further classification is authorized. 8 Del.C. § 141(d). Moreover, section 216(3) of the General Corporation Law states: "Directors shall be elected by a plurality of the votes of the shares present . . . ." 8 Del.C. § 216(3). Similarly, Article 1, Section 6, of the [*17] Company's Bylaws provide: "Directors shall be elected by a plurality of the votes cast." The nominees who receive the most votes are elected to the board. There can be no separate vote for each vacancy.

Based upon and subject to the foregoing, and subject to the limitations stated below, it is our opinion that the Proposal would, if implemented, be inconsistent with the duties of the Board under, and, therefore, would violate the laws of the State of Delaware, and that the election model envisioned by the Proposal is inconsistent with and violates the terms of the General Corporation Law and the Bylaws.

The foregoing opinions are limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent [*18] to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, PA

ATTACHMENT 2

usbancorp

Piper Jaffray(R)

Suite 340

1161 River Street

Boise, ID 83702-7065

208 336-2400

November 13, 2000

SBC Communications
Attn: Nancy Justice
175 E. Houston Street
San Antonio, TX 78205

Dear Ms. Justice:

In regards to Bart Naylor, he holds at US Bancorp Piper Jaffray, 335 shares of SBC Communications stock held for more than one year.

Sincerely,

Joy A. Fee
Sales Assistant

ATTACHMENT 3

SBC

SBC Communications Inc.

175 E. Houston Street, 2nd Floor

San Antonio, Texas 78205

Phone 210 351-3407

Fax 210 351-3467

November 7, 2000

Mr. Bartlett Naylor
1255 N. Buchanan St.
Arlington, VA 22205

Dear Mr. Naylor:

We received your e-mail dated November 1, 2000, submitting a shareowner proposal for inclusion in SBC's 2001 Proxy Statement. We are currently reviewing your proposal to determine if it is appropriate for inclusion in our 2001 Proxy Statement.

Under the rules of the Securities and Exchange Commission [*19] ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $ 2,000 in market value of SBC's common stock at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that you meet each of the above-mentioned requirements. For shares held by your broker, the *broker* must provide us with a written statement as to when the shares were purchased and that you have continuously held the minimum number of shares for the one year period. You must provide the documentation within 14 days of your receipt of this letter.

The date and location for the 2001 Annual Meeting of Shareowners will be provided to you at a later date.

Sincerely,

Nancy H. Justice

ATTACHMENT 4

bart naylor

1255 n. buchanan

arlington va 22205

email: bartnaylor@aol.com

phone_number: 703 786.7286

November 1, 2000

SBC
Corporate Secretary

Dear Secretary

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the [*20] requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2001; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

Sincerely,

Bartlett Naylor

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting statement:

Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors [*21] can be improved.

Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting !
is!
largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The "real" selection comes through the nominating committee, a process too often influenced, [*22] if not controlled, by the very management the board is expected to scrutinize critically.

Our company should offer a rational choice when shareholders elect directors. Such a process could abate the problem of a chair "choosing" his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be "awkward" for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.). The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We [*23] urge you to vote FOR this proposal.

6

2001 SEC No-Act. LEXIS 816

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14-8(i)(3), 14-8(i)(4), 14-8(i)(8), 14-8(i)(9), 14a-9

November 26, 2001

CORE TERMS: shareholder, candidate, proponent, annual meeting, election, cumulative voting, directorship, excludable, proxy, misleading, voting, nominate, implemented, board of directors, grievance, elected, omit, age discrimination, fiduciary duty, nominee, younger, democratically-elected, nomination, filled, inaccurate, sentence, urge, election process, ambiguous, plurality

[*1] Peoples Energy Corporation

TOTAL NUMBER OF LETTERS:
4

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Energy Corporation
Incoming letter dated October 5, 2001

The proposal urges the board to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting.

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(2). In our view, the proposal does not require separate voting for each open board position, but rather, requires the nomination of at least two candidates for each open board position. Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Peoples Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. provide factual support for the sentence [*2] that begins "Even directors. . ." and ends ". . .pluralities";

. delete the sentence that begins "The pool. . ." and ends ". . .its shareholders";

. recast the phrase that begins "Our board should. . ." and ends ". . .democratically-elected directors" as the proponent's opinion;

. delete the phrase that begins "the current method. . ." and ends ". . .Cuba"; and

. delete the sentence that begins "The point. . ." and ends ". . .company the shareholders."

Accordingly, unless the proponent provides Peoples Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Peoples Energy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not [*3] believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1:

Wayne S. Pasowicz Rev TR. UAD 8/30/99
7320 N. Oconto Av.
Chicago, IL. 60631

October 11, 2001

Office of Chief Counsel
Division of Corporate Finance.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Peoples Energy statement concerning the omission of a Shareholder Proposal

Following is my response to the Peoples Energy proposal and supporting statement dated 10/5/2001 sent to the SEC, in which they plan to omit the shareholder proposal submitted by Wayne S. Pasowicz Trustee for the Wayne S. Pasowicz tr. UAD 8/30/99.

Enclosed are six copies of my response to the Peoples Energy statement that my the proposal should be omitted from the 2002 proxy material, also attached is a marked up copy of the shareholder [*4] proposal with supporting statement which I am willing to change in order to satisfy certain concerns expressed by Peoples Energy. A copy of my response and attachment is also being sent by certified mail to Peoples Energy Corporation.

1. Reasons why my shareholder proposal should not be excluded

I believe the shareholder proposal should be included. All of Peoples Energy reasons why the proposal should be excluded are flawed and try to twist the true content of the proposal. In some cases Peoples Energy is concerned with certain language in the proposal and I am willing to make changes as needed to address what Peoples Energy thinks can be a potential problem.

a. Peoples Energy states that the proposal is excludable under rule 14a-8(i)(8). In my option they are assume what I meant by the phrase "at the Annual Meeting". What I was try to say in the proposal was at a annual meeting after the proposal is approved by shareholders and Peoples Energy implements the proposal. To resolve this object I am willing to remove the wording "at the annual meeting" from the proposal. I think everyone understands that if the proposal is approved by the shareholders the change in the number candidates [*5] would not occur until a future annual meeting.

b. Peoples Energy states that the proposal is excludable under rule 14a-8(i)(2). In my opinion this proposal does not violate the Illinois Corporation act of 1983. The act does state any Illinois corporation incorporated prior to 1971 has to maintain cumulative voting for corporate directors. This proposal does not eliminate or lessen cumulative voting. In fact in my option it will increase cumulative voting power and may increase it's usage by shareholders. All my proposal asks for is there be at least two candidates for each directorship. In the case of Peoples Energy Corp. there are 9 directorships voted on each year. Under my proposal the board will need to nominate at least 18 candidates and the top 9 vote gethers will be elected to the board. Under the present system the board nominates 9 candidates to fill 9 directorships under this system it almost impossible to lose the election and if a shareholder uses their cumulative voting rights it will not change the election results. Under my proposal with additional candidates cumulative voting is enhanced in determine the outcome of the directorship election. In People Energy supporting [*6] statement they state the proposal ask for 9 separate elections this not what I am asking for in the proposal, all I ask for is that the amount of candidates running for directorship be at least twice the number of directors being voted on. Also Peoples Energy states that having additional directors nominated would violate their fiduciary duty. The board does have a fiduciary duty to slate the best candidates, but also they are obligated to protect the interest of the shareholders. Why is it always the best candidate they can find are always themselves unless they give up their board seat due to retirement then they find another qualified candidate. I think it will be easy for the board to be able to slate at least twice the amount of qualified candidates and will not violate the existing board members fiduciary duty.

c. Peoples Energy states that the proposal should be excluded under rule 14a-8(i)(3). In my opinion the shareholder proposal and supporting statement are false or misleading. Peoples Energy states that I did not mention that the proposal will weaken cumulative voting. As I stated above this proposal in my opinion will strengthen cumulative voting. Currently the average [*7] shareholder who cast their vote using Peoples Energy proxy card are not informed how to cumulatively vote for the directorships. If Peoples Energy is a strong advicate of cumulative voting, it should be clearly explained on the proxy vote card. Peoples Energy also states that using the word young executive may cause a problem with age discrimination. I don't agree with this conclusion but I am willing to change the wording in the support statement to read "other qualified executives".

Peoples Energy states that my supporting statement also violates Rule 14a-9 and is misleading. In my opinion this is not true, Peoples Energy states that Peoples Energy By-laws gives each shareholder the right to submit director candidates to the board for consideration. The key word is they are not obligated to included this candidate all they have to do is consider the candidate and then they can reject it without a shareholder vote. Therefore I and many other shareholders I have talk to feel there is no practical choices available to shareholders.

Peoples Energy states I didn't provide any proof when I made the statement that "directors of near bankrupt companies enjoy reelection with 90% plurality". [*8] This assertion has been stated many times on financial news station i.e. Bloomberg television. I find it hard to believe with all the research Peoples Energy did in preparing their document that if they could have found any evidence that this statement is false, they would have used it. Also other proxy statements shareholder proposals have used this information in the supporting statement. I believe it is Peoples Energy responsibility to prove a statement false and the can refute the claim in the Recommendation of the Board of Directors statement.

Peoples Energy states in the my supporting statement is misleading and inaccurate. In order to correct this problem I propose the following changes "the pool from which management corporate directors are selected most be expanded from the current CEO and President to included other qualified executives". I feel this change will clear up what Peoples Energy believes to be a misleading and inaccurate statement.

Peoples Energy asserts that the board meets all federal and state laws this makes it democratic. In my opinion if the corporation has 9 directorships available, and the board only nominates 9 candidates who would say this is a democratically [*9] elected board. Yes the shareholders do vote for these candidates, but there is a slim chance they wouldn't be elected.

In lew of the current environment in which we are at war I feel obligated to remove the statement referring to the election process of the former Soviet Union or Cuba. At this time I think the statement is inappropriate.

Peoples Energy states that the shareholder proposal should be excluded under Rule 14a-8(i)(4). In my the opinion statement by Peoples Energy is very misleading. They state that the proposal is a attempt to redress personnel grievance against Peoples Energy. This is only their option and is no way the truth. This statement is pure speculation by Peoples Energy. Currently I own stock directly in over 70 different publicly traded corporations. In the last two years almost half these corporations there have been shareholder proposal concerning the board of directors. I have always been a strong advocate of shareholders rights and I am critical of the lack of accountability of board members. In addition similar proposals to change the way directorships are elected has put to a vote of the shareholders by many corporations, Peoples Energy admits this fact [*10] in there document.

Peoples Energy states that I have a pending claims against the Company this is true, but it they are only telling a small part of the story. In June of 1999 I filed a charge of discrimination under the Americans with Disabilities Act of 1990. with the EEOC. The EEOC charge number is 210993366 and the EEOC also granted me the right to sue in Federal Court. Shortly after I received the right to sue order my attorney filed a lawsuit against Peoples Energy on the bases of unlawful discrimination based on my disability and retaliation against me for complaining of the discrimination. This case was settled out of court and within two months after the settlement I was terminated for no good cause, and that Is why I have a retaliation claim with the Illinois Department of Human Rights and the City of Chicago Commission on Human Relations. In all of the incidents I am protecting my rights which is cover over various City, State and Federal laws. In my opinion they trying to violate my rights as a shareholder. This proposal will not benefit me in any way. For Peoples Energy to violate a shareholder rights because they have a grievance against a corporation is not what this [*11] country stands for, what ever happened to the rights of the accused.

Peoples Energy statement says that it appears the Proponent has chosen to use the shareholder proposal process as another forum to vent his personal dissatisfaction which stems from his personal grievances against his former employer. This statement by Peoples Energy is very misleading and has no truth to it. My statement ask for the opportunity for the shareholders to elect other executives. It no way states that the existing CEO or President should be removed from the Board. In fact the CEO will be retired before it can be implemented, even if this proposal is approved. The statement that a person has a personal grievance is also misleading, if a shareholder complains about a high gas bill to their state utility commission, does Peoples Energy have the right to violate a shareholders rights over a minor disagreement.

Peoples Energy states the shareholder proposal should be excluded under rule 14a-8(i)(9). In my opinion this argument by Peoples Energy was solved when I previously stated that the word "annual meeting" could be removed from the shareholder proposal. This minor change would eliminate any inconsistent [*12] and ambiguous results. The revised proposal does not conflict with Peoples Energy's own proposal and therefore it is not excludable under Rule 14a-8(i)(9).

2. Conclusion

On the bases of the foregoing I believe the shareholder proposal should be included in the proxy material relating to the 2002 Annual Meeting.

If you have any questions regarding the foregoing please contact me at (773) 773-7357.

Thank You

Wayne S. Pasowicz TTEE

ATTACHMENT

REVISED SHAREHOLDER PROPOSAL FOR THE NEXT ANNUAL MEETING

Revised 10/11/2001

[EDITOR'S NOTE: TEXT WITHIN THESE SYMBOLS [O> <O] IS OVERSTRUCK IN THE SOURCE.]

"Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders. [O>at the annual meeting.<O]

Supporting Statement: Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections.

Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running as an independent candidate for the board. The only way to register dissent about a given candidate is to withhold support for that nominee, but that process [*13] rarely affects the outcome of director elections. Even directors of near bankrupt companies enjoy reelection with 90% pluralities.

The pool from which managment corporate directors are selected must be expanded from the current CEO and President to included other qualified executives, whose background qualify them to oversee a company's changing business activities and represent properly its shareholders.

Would a democratically-elected directors lead to board discontinuity? Perhaps but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a better choice. Would such a procedure discourage some candidates? Our board should not be made up of individuals which are intolerant to competition and don't believe in a democratically-elected directors. [O> the current method of electing directors reminds many people of the election process in the former Soviet Union or Cuba.<O] The point is to remove the final decision on who serves on the board of directors from the hands of upper management, and place it in the hands of the ***owners of the company the shareholders.***

We urge you to vote ***FOR*** this proposal."

INQUIRY-2:

PEOPLES
ENERGY

Peoples Energy Corporation
130 East Randolph Drive
Chicago, Illinois 60601

(312) 240-4347
fax (312) 240-4486

[*14] October 5, 2001

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal from Wayne Pasowicz Submitted to Peoples Energy Corporation

Ladies and Gentlemen:

I am Assistant General Counsel and Secretary for Peoples Energy Corporation, an Illinois corporation ("Peoples Energy"). Peoples Energy has received from Wayne S. Pasowicz Trustee for the Wayne S. Pasowicz Rev. Tr. UAD 8/30/99 a shareholder proposal (the "Proposal") for inclusion in Peoples Energy's proxy materials for its 2002 Annual Meeting of Shareholders. I have reviewed the letter from John G. Nassos to your office dated October 5, 2001 (the "Letter"), the Proposal and such other documents as I have deemed necessary or appropriate as a basis for the opinion set forth herein.

I believe that the statements contained in Section 2.b. of the Letter, to the extent they purport to describe the laws of the State of Illinois, are fair statements of Illinois law. While I cannot predict with certainty the outcome of any litigation concerning the application of the Illinois Constitution and the Illinois Business Corporation [*15] Act, I believe that an Illinois court, if properly presented with the issues concerning Illinois law that are discussed in the Letter, would reach the same conclusions contained in the Letter.

This opinion is rendered solely to the addressees hereof pursuant to Section 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934, as amended. This opinion may not be relied upon for any other purpose, or by any other person, without my prior written consent.

I do not purport to be an expert on the laws of any jurisdiction other than the laws of the State of Illinois and applicable laws of the United States of America, and I express no opinion herein as to the effect of any other laws.

Very truly yours,

Peter Kauffman
Assistant General Counsel and Secretary

INQUIRY-3:

PEOPLES ENERGY

130 East Randolph Dr
Chicago, IL 60601
(312) 240-4413

October 5, 2001

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance

450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Peoples Energy Corporation ("Peoples Energy") and pursuant to Rule 14a-8(j) promulgated under [*16] the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that Peoples Energy intends to omit from its proxy materials for Peoples Energy's 2002 annual meeting of shareholders (the "2002 Annual Meeting") a proposal (the "Proposal") submitted by a shareholder (the "Proponent"). The Proposal and the supporting statement (the "Supporting Statement") are attached hereto as Exhibit A. Pursuant to Rule 14a-8(j), Peoples Energy hereby requests confirmation that the Division will not recommend any type of enforcement action to the Commission if Peoples Energy omits the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons set forth below.

Enclosed are six copies of this letter, which includes an explanation of why Peoples Energy believes it may exclude the Proposal, six copies of the Proposal and the Supporting Statement and six copies of a legal opinion of counsel as to certain matters regarding state and federal law. A copy of this letter is also being sent to the Proponent as notice of Peoples Energy's intent to exclude the Proposal from [*17] Peoples Energy's proxy materials for the 2002 Annual Meeting.

1. Proposal

The Proposal is as follows:

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting.

2. Reasons for Excluding the Proposal

Peoples Energy believes that the Proposal may be properly omitted from its proxy materials for the 2002 Annual Meeting pursuant to Rule 14a-8(i)(8) as relating to an election of directors; Rule 14a-8(i)(2) as violating Illinois law; Rule 14a-8(i)(3) as violating the proxy rules; Rule 14a-8(i)(4) as relating to a personal grievance; and Rule 14a-8(i)(9) as conflicting with one of Peoples Energy's proposals.

a. The Proposal is excludable under Rule 14a-8(i)(8).

Under Rule 14a-8(i)(8) a proposal can be excluded on the basis that it "relates to an election for membership on the company's board of directors or analogous governing body." The Proposal is properly excludable under Rule 14a-8(i)(8) because it relates to the election of Peoples Energy's directors "at the Annual Meeting" *i.e.,* the 2002 Annual Meeting.

The Division has [*18] stated that "the principal purpose of this ground for exclusion [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." SEC Release No. 34-12598 (July 7, 1976). In *Ingersoll-Rand Co.* (January 19, 1978), the proponent proposed that ". . .management place in Nomination two (2) names for each Director to be elected *at the Annual Meeting."* [emphasis added]. The Division concurred with Ingersoll-Rand that the proposal was excludable because it appeared to relate to the 1978 annual meeting for election of directors. Similarly, in *BankAmerica Corporation* (March 19, 1987), the Division allowed BankAmerica to exclude a proposal where the proponent proposed that BankAmerica "at its next Annual Meeting or before shall submit to its shareholders a slate of directors which lists at least two candidates for each position. . ." The facts of the *Ingersoll-Rand* and *BankAmerica* letters are substantially similar to those regarding Peoples Energy. Like the proposals in *Ingersoll-Rand* [*19] and *BankAmerica,* the Proposal relates to the election of directors at a specific annual meeting *i.e.,* the 2002 Annual Meeting. Like the proponent in *Ingersoll-Rand,* the Proponent proposes action "at the annual meeting." In *Ingersoll-Rand,* the Division appropriately interpreted the words "at the annual meeting" as meaning the company's next annual meeting. Following the same rationale as *Ingersoll-Rand* and *BankAmerica,* it is clear that the Proposal relates to the election of Peoples Energy's directors at the 2002 Annual Meeting and is thus properly excludable.

Peoples Energy notes that in *Bank of America Corporation* (February 16, 2001); *SBC Communications Inc.* (January 31, 2001); *General Electric Company* (January 12, 2001); and *General Motors Corporation* (April 10, 2000), the proponents each submitted a proposal similar to that of the Proponent and the Division did not concur with the companies request to exclude that proposal on the basis of Rule 14a-8(i)(8). However, the proposals in each of the cited letters are distinguishable from the Proposal. In none of the cited letters did the proponents seek action at a specific annual meeting. Rather [*20] in each of cited letters, the proponents only sought to amend the nomination procedures generally. The Proposal, however, not only seeks to amend the nomination procedures by creating an additional slate of director candidates but in addition seeks to have a new slate of directors "filled by voting of shareholders at the annual meeting." Unlike the cited letters, the Proposal relates to both the nomination process and the election of Peoples Energy's directors at the 2002 Annual Meeting and the Proposal is therefore properly excludable under Rule 14a-8(i)(8).

b. The Proposal is excludable under Rule 14a-8(i)(2).

Under Rule 14a-8(i)(2) of the Exchange Act, a company may omit a shareholder proposal from its proxy materials "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which [the company] is subject."

Peoples Energy believes that the Proponent's proposal may be omitted because, if implemented, it would cause Peoples Energy to violate Illinois law by causing Peoples Energy to violate the principles of cumulative voting required to be conducted in the election of directors and cause the directors of Peoples Energy to breach [*21] their fiduciary duty to the corporation and the shareholder.

i. The Proposal, if implemented, will violate the Illinois Constitution's guarantee of cumulative voting rights for shareholders of Illinois corporations incorporated prior to 1971.

The Proposal if implemented, will violate Illinois law by eviscerating the cumulative voting rights which the Illinois Business Corporation Act of 1983 (the "Illinois Act")(805 ILCS 5/1.01 *et seq*) grants, and the Illinois constitution guarantees to Peoples Energy's shareholders. Peoples Energy was incorporated in 1967 under, and is governed by, the laws of the State of Illinois. Under Section 7.40(a) of the Illinois Act (805 ILCS 5/7.40) Peoples Energy's shareholders are entitled to cumulate their votes when voting for directors. Illinois law is highly protective of this right. The State Constitution of Illinois made cumulative voting mandatory for all Illinois corporations until 1971, when a new constitution was adopted. After the adoption of the new Illinois Constitution in 1971, shareholders of Illinois corporations formed thereafter could exclude cumulative voting rights. However, the Illinois constitutional guarantee of cumulative voting [*22] rights continued to apply to corporations formed prior to 1971, such as Peoples Energy Corporation. In *Roanoke Agency, Inc. v. Edgar,* 101 Ill. 2d 315, 325 (1984), the Illinois Supreme Court held that shareholders of all Illinois corporations in existence prior to July 1, 1971 are guaranteed the right to vote cumulatively for corporate directors. *Id.* at 325. Moreover, the court held that such rights may only be waived with "the unanimous approval of all shareholders entitled to vote at an election of directors." *Id* at 328-9. Peoples Energy, a pre-1971 corporation, has not and, from a practical standpoint, cannot waive cumulative voting rights. Accordingly, Peoples Energy's shareholders are still entitled to the constitutional protection of cumulative voting. The constitutional guarantee of cumulative voting has been interpreted by the Illinois Supreme Court to prohibit corporate actions that are common in other states. For example, an Illinois corporation that has cumulative voting rights cannot issue nonvoting preferred stock (*Peoples ex rel. Watseka Telephone Co. v. Emmerson,* 302 Ill. 300 (1922)). [*23] In *Wolfson v. Avery,* the Illinois Supreme Court prohibited the classification and staggered election of directors. *Wolfson v. Avery,* 6 Ill. 2d 78 (1955)).

Cumulative voting allows Peoples Energy's shareholders to cumulate votes for as many persons as there are directors to be elected and apply those votes to one or more candidates. Similarly, a group of minority shareholders may, by means of a voting agreement, cumulate their votes. The cumulative voting system has the practical effect of enhancing the voting power of minority shareholders. The following example demonstrates the power of cumulative voting. To determine the number of shares that are necessary to elect one director under cumulative voting, the following formula may be used: $X = Y/(N+1) + 1$ where X equals the number of votes necessary to elect a director and N equals the number of directors to be elected. Y equals the total number of votes to be cast at the meeting, which in turn is equal to the number of voting shares multiplied by the number of directors to be elected. *In general, see* Mills, Mathematics of Cumulative Voting, 1968 Duke L.J. and Cole, Legal and Mathematical Aspects [*24] of Cumulative voting, 2 S.C.L.Q. 225 (1950). For example, if a company has 200 shares outstanding and 9 directors to be elected, then using this formula the number of shares necessary to elect 1 director is 200 [1/(9+1)] + 1, or 21 shares. In other words, a minority shareholder will always be able to secure a place on the board for his or her candidate with 21 shares because no matter how the majority shareholder uses his or her cumulated votes, the minority shareholder's candidate will always receive, at minimum, the ninth highest number of votes.

The power of cumulative voting is effectively eliminated if there are two candidates for each directorship as will be the case if the Proposal is implemented. With two candidates for each directorship, Peoples Energy will effectively hold 9 separate elections - one for each directorship. Under the two-candidate scenario, the majority shareholder would always be able to use his or her voting power to defeat the minority shareholder's candidate for any particular directorship. Thus, under the two candidate system, even though the minority shareholder's candidate would still necessarily receive, at minimum, the ninth [*25] highest number of votes overall, in any individual election for a directorship, the majority shareholder would always be able to out-vote the minority shareholder. Put simply, the minority voting power of the 21 votes in the example above is eliminated.

Peoples Energy notes that in *Dominion Resources, Inc.* (January 23, 2001), the proponent submitted a proposal similar to that of the Proponent and the Division did not concur with the company's request to exclude that proposal on the basis of Rule 14a-8(i)(2). Unlike *Dominion Resources, Inc.,* Illinois shareholders of pre-1971 corporations are guaranteed cumulative voting rights by the Illinois constitution. Moreover, Illinois courts have taken a very protective role in enhancing the efficacy of cumulative voting rights. *See e.g., Peoples ex rel. Watseka Telephone Co. v. Emmerson,* 302 Ill. 300 (1922) and *Wolfson v. Avery,* 6 Ill. 2d 78 (1955). The Proposal, if implemented will cause Peoples Energy to violate Illinois law and accordingly, the Proposal is properly excludable pursuant to Rule 14a-8(i)(2).

ii. The Proposal, if implemented, will cause Peoples Energy's directors [*26] to violate their fiduciary duty to Peoples Energy and its shareholders.

Peoples Energy believes that the proposal is properly excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause Peoples Energy's Board of Directors to violate its fiduciary duty to the company and to its shareholders. Under Illinois law, directors owe a fiduciary duty to their corporations and to their shareholders. *Stamp v. Touche Ross & Co.,* 263 Ill. App. 3d 1010, 1015, 636 N.E. 2d 616 (1st Dist. 1993) (citing *Graham v. Mimms,* 111 Ill. App. 3d 751, 760-61, 444 N.E. 2d 549 (1982)). "It is their duty to administer the corporate affairs for the common benefit of all the stockholders and exercise their best care, skill and judgment in the management of the corporate business *solely in the interest of the corporation."* (Emphasis in original.)

Shlensky v. South Parkway Building Corp., 19 Ill. 2d 268, 278, 166 N.E. 2d 793, quoting *Dixmoor Golf Club, Inc. v. Evans*, 325 Ill. 612, 616, 156 N.E. 785 (1927). [*27] In order for the Board of Directors of Peoples Energy (the "Board") to carry out its fiduciary duty it must nominate candidates for directorships who, in the Board's judgment, would be the best candidates. The Proposal, if adopted, would require the Board to nominate two persons for each directorship. In other words, the Board would necessarily have to propose two candidates regardless of whether the Board believed one candidate to be better qualified than the other. Such a requirement is inconsistent with the Board's fiduciary duty under Illinois law. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(2).

Peoples Energy notes that an argument similar to that set forth in the preceding paragraph was made in *SBC Communications, Inc.* (December 20, 2000). In *SBC Communications, Inc.*, the proponent made a proposal similar to that of the Proponent. The Division did not concur that SBC could exclude the proposal under Rule 14a-8(i)(2) because the proposal did "not require separate voting for each open board position, but rather the nomination of at least two candidates for each open board position." Unlike the proposal in *SBC Communications, Inc.*, the Proposal [*28] proposes that two persons be nominated for each open director position *"to be filled by voting at the annual meeting."* [Emphasis added.] In other words, the Proposal requires separate voting for each open board position as well as the nomination of at least two candidates for each open board position. Accordingly, following the reasoning in *SBC Communications, Inc.*, the Proposal is properly excludable under Rule 14a-8(i)(2).

c. The Proposal is excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal and the Supporting Statement should be omitted from the proxy materials because it is contrary to Rule 14a-9, which prohibits materially false and misleading statements (including material omissions) in proxy solicitation materials. Footnote (b) to Rule 14a-9 cites as an example of false and misleading statements: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." [*29]

Peoples Energy believes that the Proposal is properly excludable under Rule 14a-8(i)(3) because it is materially misleading and thus violates Rule 14a-9. As noted in Section 2(b) of this letter, one effect of the Proposal, if implemented, is to weaken cumulative voting rights in violation of Illinois state law. The Proponent fails to note this effect of his Proposal in either the Proposal or in his supporting statement. Therefore, the Proponent's Proposal and Supporting Statement contain a material omission insofar as the Proponent fails to inform shareholders that if the Proposal is implemented the minority shareholder's voting rights will, at minimum, be weakened.

Peoples Energy also believes that inclusion of the Proposal would arguably cause

Peoples Energy to violate the Age Discrimination in Employment Act of 1967 (the "ADEA") and it is misleading of the Proponent not to indicate this in the Proposal. The ADEA, in relevant part, states as follows: "It shall be unlawful for an employer. . .(1) to fail or refuse to hire or to discharge any individual or otherwise discriminate against any individual with respect to his compensation, terms, conditions, or privileges of employment [*30] because of such individual's age." 29 U.S.C. § 623(a).

In general, non-employee directors of a corporation are not entitled to the protections of the ADEA. However, the outcome is different when the directors have an expanded role in the corporation. In the case of Peoples Energy, it is likely that its two employee directors would be considered employees for the purpose of the ADEA. *See EEOC v. Johnson & Higgins,* 91 F.3d 1529 (2nd Cir., 1996). This Proposal appears intended by the Proponent to enable and encourage shareholders to replace current inside directors with "younger executives." Ousted inside directors conceivably could respond by bringing an age discrimination claim under federal or state law. In this situation, the Supporting Statement reference to "younger executives" could be used as direct evidence of unlawful age discrimination by the company.

In addition to the risk to Peoples Energy that ousted directors could bring claims if the Proposal is implemented, the implementation of the Proposal also poses the risk that other possible claimants could use the Supporting Statement as evidence of discriminatory [*31] intent by Peoples Energy. Courts do allow unrelated statements to be used as evidence in connection with other evidence of discriminatory intent. *See e.g., Radabaugh v. Zip Feed Mills,* 997 F.2d 444 (8th Cir., 1993); *Huff v. UARCO, Inc.,* 122 F.3d 374 (7th Cir., 1997). The *Huff* case, decided by the Court of Appeals for the circuit in which Peoples Energy's headquarters are located, addressed the question of whether statements made by the defendant employer's negotiators during collective bargaining, indicating a desire to prefer younger union workers to older union workers in work force reduction, could be used as evidence of age discrimination in a case involving the demotion of the plaintiff non-union employee. The Court noted that, under the United States Supreme Court's decision in *McDonnell Douglas Corp. v. Green,* 411 U.S. 792 *(1973),* age discrimination can be proved by using an "indirect method." The plaintiff must show that he is a member of the protected class (over age 40), that he was performing his job satisfactorily, that he suffered an adverse employment action, and that [*32] younger employees were treated more favorably. If the plaintiff makes this showing, the burden shifts to the defendant employer to show that there was a legitimate non-discriminatory reason for the adverse action. If the defendant employer makes this showing, the burden shifts back to the plaintiff to show that the proffered non-discriminatory reason is a pretext. The Court in *Huff* held that while "remarks unrelated to the employment decision in question" do not constitute direct evidence of the employer's unlawful intent, they can constitute evidence of pretext in the "indirect method."

In this case, adoption of the Proposal by shareholders arguably would constitute an expression of Peoples Energy's preference for younger workers by the shareholders of Peoples Energy. Under the indirect method of proving age discrimination, the supporting statement thus could become evidence of unlawful age discrimination in a future case. Peoples Energy notes that in *Archer-Daniels-Midland Company* (August 10, 2001) the Division did not concur with the company's request to exclude a proposal on the basis that it violated the ADEA. However, unlike *Archer-Daniels-Midland Company,* the Proponent [*33] seeks to specifically replaced existing directors with "younger executives" instead of seeking, as in *Archer-Daniels-Midland Company,* a board comprised of directors in three evenly distributed tiers of age groups. Moreover, unlike *Archer-Daniels-Midland Company,* Peoples Energy is not arguing that the Proposal is violative of federal and state age discrimination laws and thus excludable under Rule 14a-8(i)(2). Rather, it is Peoples Energy's contention that inclusion of the Proposal in its proxy materials could result in a violation of the ADEA and that it is materially misleading of the Proponent not to note this fact.

The Supporting Statement also violates Rule 14a-9 in that it is misleading for the following reasons.

In the first paragraph of the Supporting Statement, the Proponent states that Peoples Energy "currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections." This statement is inaccurate and misleading. Shareholders have the ability to apply their cumulative voting power to any of the candidates. In addition, Peoples Energy's By-Laws give each shareholder the right to submit director [*34] candidates to the Board for its consideration. Clearly, there are practical choices available to a shareholder contrary to the Proponent's statement.

In the second sentence of the second paragraph of the Supporting Statement the Proponent states that the "only way to register dissent about a given candidate is to withhold support for that nominee. . ." This statement is not accurate. Any shareholder can, in accordance with Peoples Energy's By-Laws, submit his or her own nominees for the Board's consideration as candidates for the position of director. Also, in the last sentence of the second paragraph of the Supporting Statement, the Proponent states that "directors of near bankrupt companies enjoy reelection with 90% plurality." However, the Proponent offers no factual basis for this statement. Without credible support for this assertion, Peoples Energy cannot be certain that the inclusion of this sentence will be an accurate statement.

The third paragraph of the Supporting Statement states in part that "the pool from which corporate directors are selected must be expanded from the current CEO and President to include younger executives." This statement is both inaccurate and misleading. [*35] Currently, the Board is made up of nine individuals, seven of whom are non-management directors.

In the last paragraph of the Supporting Statement, the Proponent states, "Would a democratically-elected directors lead to board discontinuity?" This statement is misleading since it implies that only under the Proponent's proposal would democratic elections of directors take place. It is grossly inaccurate to imply that the election process of Peoples Energy, which is fully compliant with state and federal law, is not democratic.

Also, in the last paragraph, the Proponent states: "Our board should not be made up of individuals which are intolerant to competition and don't believe in a democratically-elected directors, the current method of electing directors reminds many people of the election process in the former Soviet Union or Cuba." The Proponent's statement is both inaccurate and misleading for two reasons. First, the Proponent asserts that individuals on the board are intolerant to competition and don't believe in a democratically-elected board of directors. The Proponent does not offer any support for his allegations regarding anti-competitive or undemocratic behavior. Rather, [*36] the Proponent makes unsubstantiated statements impugning the character of Peoples Energy's directors. Second, it is unclear to whom the Proponent is referring when he uses the words "many people." This language suggests that "many people" share the Proponent's viewpoint. However, the Proponent provides no description of the "many people" and since the Proposal was submitted by an individual it is misleading to imply that the Proponent's viewpoint is shared by many people without providing some credible support for this assertion.

In the last sentence of the Supporting Statement, the Proponent states that the purpose of the Proposal "is to remove the final decision [of] who serves on the board of directors from the hands of upper management, and place it in the hands of the owners of the company the shareholders." This sentence is both inaccurate and misleading. First, it is the Compensation-Nominating Committee of the Board, composed entirely of non-management directors, that proposes candidates to the Board for nominations, not upper management. Second, the ultimate decision as to who serves on the Board is decided by a vote of the Peoples Energy shareholders. It is misleading [*37] for the Proponent to imply that directors are not currently elected by of Peoples Energy's shareholders and will only be so elected by adoption of the Proposal.

The Proposal and the Supporting Statement contain materially false and misleading statements and omissions. The Proponent fails to note the impact of his proposal on cumulative voting and age discrimination laws and offers no support, credible or otherwise, for many statements in his Supporting Statement and without basis insults the character of the current directors. The Proposal and the Supporting Statement are therefore properly excludable under Rule 14a-8(i)(3).

d. The Proposal is excludable under Rule 14a-8(i)(4).

Rule 14a-8(i)(4) provides that a proposal may be omitted when it "relates to the redress of a personal claim or grievance against the company. . .or is deigned to further a personal interest which is not held by the other shareholders at large." Although the Proposal is phrased in a manner that appears related to matters of general interest or benefit to all of People's Energy's shareholders, the Proposal is nothing more than an attempt to redress the Proponent's personal grievance against Peoples Energy [*38] and is therefore properly excludable under Rule 14a-8(i)(4).

The purpose of Rule 14a-8(i)(4) is to provide shareholders with a means to communicate with other shareholders on matters of mutual concern. Subsection 8(i)(4) "ensures that the security holder proposal process would not be abused by proponents attempting to achieve personal ends." Release No. 34-20091 (August 16, 1983). Further, the Commission has stated that a proposal may be phrased so as to relate to the "general interest" of all shareholders, but still be designed to redress a personal grievance. Release No. 34-19135 (October 14, 1982). The intent of the proposal may be to redress a personal grievance even if the subject matter of the proposal does not relate specifically to the personal grievance. *Burlington North Santa Fe Corp.* (February 5, 1999). The Division has denounced this misuse of the shareholder proposal process and has characterized the cost and time involved in dealing with such misuse as nothing less than a disservice to the interests of the company and its shareholders at large. Release No. 34-19135 (October 14, 1982).

The Proponent is a former employee of The Peoples Gas Light and Coke Company ("Peoples [*39] Gas"), a subsidiary of Peoples Energy. His employment was involuntarily terminated in October, 2000 and he currently has pending claims against Peoples Gas before the Illinois Department of Human Rights and the City of Chicago Commission on Human Relations.

The third paragraph of the Supporting Statement specifically references the Proponent's dissatisfaction with Peoples Energy and its Chief Executive Officer and President, both of whom are executive officers of Peoples Gas and who sit on the Board of Directors. It appears that the Proponent has chosen to use the shareholder proposal process as another forum to vent his personal dissatisfaction, which stems from his personal grievances against his former employer. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

e. The Proposal is excludable under Rule 14a-8(i)(9).

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to the shareholders at the same meeting." At its 2002 Annual Meeting, Peoples Energy intends to nominate one person for each position available on its Board. [*40] The Proposal, on the other hand, proposes that two persons be nominated for each position on the Board "to be filled by voting of shareholders at the annual meeting." On its face, the Proposal directly conflicts with Peoples Energy's own proposal and is therefore properly excludable under Rule 14a-8(i)(9).

It is well established under Rule 14a-8(i)(9) (and its predecessor, Rule 14a-8(c)(9)) that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would present alternative and conflicting decisions for shareholders. *See, e.g., U.S. Bancorp* (February 27, 2000); *Z-Seven Fund, Inc.* (November 3, 1999); *BankBoston Corporation* (June 7, 1999); *Heilig-Meyers Company* (April 12, 1999); and *Mattel, Inc.*

(March 4, 1999). Furthermore, in the Amendments to Rules of Shareholder Proposals (Exchange Act Release No. 34-40018, May 21, 1998), the Commission indicated that conflicting proposals do not need to be identical in scope or focus for Rule 14a-8(i)(9) to be available. *See Phillips-Van Heussen Corporation* (April 21, 2000) (proposal excludable because it would [*41] present "alternative and conflicting decisions for shareholders" and, if approved, could lead to "inconsistent and ambiguous" results), *Pepsico, Inc.* (January 13, 2000) (a proposal affecting nominee for directorships could be excluded under Rule 14a-8(i)(9)). The Proposal creates the likelihood of leading to an inconsistent and ambiguous result. As noted above, the Board will nominate one person for each directorship. The Proposal calls for two persons to be nominated for each directorship "to be filled by voting of shareholders at the annual meeting." Both the Proponent's Proposal and the Board's proposal are proposing action to be taken at the 2002 Annual Meeting." If both proposals were approved, it would create an ambiguous result. By electing the Board's nominees and approving the Proposal, it would be unclear whether the shareholders would be both electing the Board's nominees and also requesting additional nominees from whom to chose at a second election of the directors.

Based on the foregoing, Peoples Energy believes that the Proposal would cause an inconsistent and ambiguous result. The Proposal proposes two nominees for each directorship whereas the Board intends to [*42] nominate one person for each directorship. Thus the Proposal directly conflicts with Peoples Energy's own proposal and is properly excludable under Rule 14a-8(i)(9).

3. Conclusion

On the basis of the foregoing, Peoples Energy respectfully requests the concurrence of the Division that the Proposal and the Supporting Statement may be excluded from Peoples Energy's proxy materials relating to the 2002 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (312) 240-4413.

Please acknowledge your receipt of this letter by stamping and returning the enclosed receipt copy of this letter in the enclosed prepaid return envelope. Thank you for your attention to this matter.

Very truly yours,

John G. Nassos
Assistant General Counsel

ATTACHMENT

REVISED SHAREHOLDER PROPOSAL FOR THE NEXT ANNUAL MEETING

"**Resolved:** The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting.

Supporting Statement: Our company currently nominates for election [*43] only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections.

Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running as an independent candidate for the board. The only way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. Even directors of near bankrupt companies enjoy reelection with 90% pluralities.

The pool from which corporate directors are selected must be expanded from the current CEO and President to included younger executives, whose background qualify them to oversee a company's changing business activities and represent properly its shareholders.

Would a democratically-elected directors lead to board discontinuity? Perhaps but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a better choice. Would such a procedure discourage some candidates? Our board should not be made up of individuals which are intolerant to competition and don't believe in a democratically-elected [*44] directors, the current method of electing directors reminds many people of the election process in the former Soviet Union or Cuba. The point is to remove the final decision on who serves on the board of directors from the hands of upper management, and place it in the hands of the ***owners of the company the shareholders.***

We urge you to vote ***FOR*** this proposal."

H

December 11, 1992

Rockwell International Corporation

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 11, 1992

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RE: Rockwell International Corporation (the "Company")
Incoming letter dated October 9, 1992

The proposal relates to expanding the Company's board of directors by two positions to be filled by employee-shareholder nominees. The nominees are to be selected by the board from candidates elected annually by each Company operating division, two candidates from each division.

There appears to be some basis for your view that the proposal could be interpreted in two different ways. Under "Interpretation One" the proposal directs a process whereby two director nominees would be selected by the Company's board of directors exclusively from a pool of candidates selected by the employee-shareholders; with the employee-shareholders of each Company operating Division selecting two candidates for the pool. Under "Interpretation Two" the proposal directs that two of the Company's directors be elected exclusively by employee-shareholders.

There also appears to be some basis for your view that the proposal, if "Interpretation One" is the correct one, may be excluded under Rule 14a-8(c)(1) as not a proper subject for action by the stockholders of the Corporation. Although we do not purport to make a legal determination on the applicability of the cited statutory provisions to this matter, there appears to be some basis for your view that the proposal would require the board to abdicate its fiduciary duty to choose the best qualified candidates for nominees as directors.

Finally, there appears to be some basis for your view that the proposal, if "Interpretation Two" is the correct one, may be excluded under Rule 14a-8(c)(2) as requiring the Company to violate Delaware corporate law. Although we do not purport to make a legal determination on the applicability of the cited statutory provisions to this matter, there appears to be some basis for your view that the proposal would require two directors to be elected exclusively by shareholders who are employees, a matter contrary to Section 151(a) of the Delaware General Corporation Law and the Company's Restated Certificate of Incorporation.

Under these circumstances this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials. In arriving at a position, we have not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1:

Rockwell International Corporation
Corporate Office
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3123

(412) 565-2907
FAX: (412) 565-2930

October 9, 1992

1934 Act
Section 14(a)
Rule 14a-8

HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of the Chief Counsel, Division of Corporation Finance

Re: Rockwell International Corporation Shareowner Proposal (Pinney Kanter)

Dear Sirs:

Rockwell International Corporation (the Corporation) received on February 17, 1992 a letter, dated February 10, 1992, from Mr. Pinney Kanter (the Proponent) requesting that the Corporation include in the Board of Directors' proxy materials (the Proxy Materials) for the Corporation's 1993 Annual Meeting of Shareowners the following proposal:

Expand the Board of Directors by two positions to be filled by employee-shareowner nominees. Nominees to be selected by the Board of Directors from candidates elected annually by each Rockwell International operating division, two candidates from each division.

Copies of the Proponent's request, the Proposal, and the Proponent's supporting statement are enclosed as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the Commission) and the Proponent of the Corporation's intention to omit the Proposal from the Proxy Materials for the reasons hereinafter set forth. In accordance with Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the Exchange Act), I enclose for filing five additional copies of this letter and the exhibits hereto.

FIRST: Not a Proper Subject for Action by Security Holders and Contrary to Applicable State Law

Rule 14a-8(c)(1) under the Exchange Act provides that an issuer may omit a stockholder proposal from its proxy statement if it "is under the law of the issuer's domicile, not a proper subject for action by security holders." Rule 14a-8(c)(2) under the Exchange Act provides that an issuer may omit a stockholder proposal from its proxy statement if the proposal "if implemented, would require the registrant to violate any state law . . . to which the registrant is subject." I believe the Proposal may be omitted from the Corporation's Proxy Materials under Rule 14a-8(c)(1) or (2), depending on how the Proposal is interpreted.

As discussed in greater detail under point Second, the Proposal is so inherently vague and indefinite that the shareowners voting on it would not be able to determine with any reasonable certainty exactly what action or measures the Corporation would take if the Proposal were approved. In particular, the Proposal could be read as proposing adoption of a process whereby the Corporation's Board of Directors (or its Board Composition Committee) would select two of the Board's candidates for election as directors only from a pool of candidates put forward by those of the Corporation's shareowners who are employees. The Proposal could also be read as proposing that two of the Corporation's directors would be elected by a vote of only the Corporation's shareowners who are employees, with the candidates being selected under the nominating process vaguely outlined in the Proposal. Other variants of these two basic possible interpretations could also [*6] have been intended. Whichever of these possible interpretations reflects the real intent of the Proponent, the Proposal is not a proper subject for stockholder action under the law of the State of Delaware, where the Corporation has been incorporated and organized. As noted in part B of this point First, implementation of at least one possible interpretation of the Proposal would be contrary to Delaware law, and as noted in part A of this point First, implementation of another possible interpretation of the Proposal if not also contrary to Delaware law would at the least require the directors to breach their obligations under Delaware law.

A. Proposal to Require Board to Nominate Two Candidates of its Slate From a Pool Selected by Employee-Shareowners

Section 141(a) of the General Corporation Law (the GCL) of the State of Delaware provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither the GCL nor the Corporation's Certificate of Incorporation contains any provision that in [*7] any way limits the general authority of the Board of Directors to manage the business of the Corporation that is relevant to the selection of nominees for election as directors of the Corporation.

Moreover, in fulfilling its responsibility to select nominees for election as directors, the Board is under an obligation to use its own best judgment to choose those persons it reasonably believes to be the best candidates. See Chapin v. Benwood Foundation, Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (trustees of a foundation owe a duty to use their own best judgment in filling a vacancy on the board of trustees).

The Proposal would inhibit the Board from exercising its informed business judgment by requiring the directors to choose two candidates of their slate from a group selected by others even though the directors may reasonably believe that pool of candidates does not include the best qualified -- or in the worst case, any qualified -- candidates. By mandating that the Board include two nominees from among a group selected by others, the Proposal would require an abdication by the Board of its duties [*8] and responsibilities under the GCL to make such a determination on behalf of the Corporation. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the GCL, it is not a proper subject for action by the stockholders of the Corporation.

It should be noted that the Proposal differs in a number of significant respects from the proposal (the IBM Proposal) in Int'l Bus. Mach. Corp. (available March 4, 1992), which the staff was unable to conclude could be omitted from IBM's proxy statement for its 1992 annual meeting. As interpreted by the staff, the IBM Proposal would have amended the company's by-laws to require the inclusion in the company's proxy statement for its annual meeting of three nominees for election as directors who would be employees selected by a plurality vote of all IBM's employees. IBM's board of directors, however, would not have been required to select those nominees from a pool of candidates or otherwise endorse them. Nor would the board have been precluded from nominating others as the board of directors candidates in opposition to the three employees selected through the proposed process.

In contrast, the Proposal would require the Corporation's Board of Directors to select two candidates from a pool nominated by employee-shareowners through the proposed process, thereby implicitly endorsing those candidates, even though, as noted above, the Board may believe that none of the possible nominees from the pool is qualified to serve as a director. Moreover, since the Proposal contemplates that two newly created positions on the Board would be "filled" by candidates selected through this process, the Proponent apparently intended that the Board would be precluded from nominating other persons in opposition to those nominees, even though the directors would be under a fiduciary duty under Delaware law to nominate the persons they deem best qualified.

The Proposal is in fact more closely analogous to numerous other proposals for employee representation on a registrant's board of directors that the Commission staff has concluded could be omitted without subjecting the companies involved to possible enforcement action. Harper & Row Pub., Inc. (available May 9, 1985) (at least one of management slate to be chosen by election of employees); Braniff Int'l Corp. (available [*10] Feb. 5, 1982) (Board of Directors slate to include at least 4 active employees from designated groups of employees); Allied Corp. (available Jan. 5, 1984) (one member of Board to be non-management salaried employee). See also Tylan Corp. (available Sept. 25, 1987) (nominate new slate to represent outside and minority employee stockholders, employees generally and bank lenders).

B. Proposal to Require Two Directors to be Elected Exclusively by Employee-Shareowners

If the Proponent intended the Proposal, which would require two directorships "to be *filled* by employee-stockholder nominees" (emphasis added), as a proposal to require that two directors be elected exclusively by shareowners who are employees, its implementation would be contrary to Delaware law.

Section 151(a) of the GCL provides that each class of stock of a Delaware corporation shall have such voting powers and other rights as are specified in the corporation's certificate of incorporation or in a resolution providing for issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the certificate of incorporation. Article Fourth of the Corporation's Restated Certificate of Incorporation provides with respect to each class of the Corporation's outstanding stock that the holders of each such class of stock shall be entitled to vote on each matter on which holders of Common Stock are eligible to vote, voting together with the holders of Common Stock, Class A Common Stock and each series of Preferred Stock, and not by classes or by series, except in the ease of a default in preferred dividends and certain other circumstances not relevant for present purposes. Extracts of the relevant provisions of Article Fourth are enclosed as Exhibit B. Accordingly, if the Proposal is intended to require two directors to be elected exclusively by shareowners who are employees, its implementation would be contrary to Article Fourth of the Corporation's Restated Certificate of Incorporation and Section 151(a) of the GCL.

Moreover, if the Proposal is intended to propose that the Corporation take the necessary actions to permit shareowners who are employees to elect two directors in accordance with Delaware law, the action proposed would require a complex series of transactions. These transactions would include an amendment to the Corporation's Restated [*12] Certificate of Incorporation to change the voting rights of each class of the Corporation's outstanding stock and to create a new class of stock which would be entitled to vote as a class to elect two directors and which only employees would be eligible to own. Such new class of stock would then have to be distributed to or exchanged with employee-shareowners in a transaction that fully and fairly respected the rights of other shareowners.

The decision whether or not to undertake such a complex transaction involving the internal financial management of the Corporation would seem to be clearly within the scope of the Board's authority over and responsibility for management of the Corporation's business and affairs. Thus, for the reasons articulated above under part A of this point First, it is not a proper subject for action by the stockholders.

Moreover, Section 242 of the GCL would require the changes in the capital stock of the Corporation necessary to implement this interpretation of the Proposal to be effected by amendment of the Corporation's Restated Certificate of Incorporation. Subsection (b)(1) of that section requires that any such amendment be initiated by the Board [*13] of Directors of the Corporation and only by the Board of Directors. A stockholder resolution providing for an amendment to the Corporation's Restated Certificate of Incorporation, in the absence of a prior resolution of the Board of Directors, would be inappropriate under Delaware law and would have no legal effect. Accordingly, the Proposal, under this alternative interpretation (or any variant thereof) is not a proper subject for action by the stockholders under Delaware law.

While I have not undertaken a detailed analysis of the implications of the voting rights policy of the New York Stock Exchange, which is set forth in Paragraph 313.00 of the New York Stock Exchange Listed Company Manual, adopted pursuant to Rule 19c-4 under the Exchange Act, any of the possible interpretations of the Proposal discussed in this part B would directly or indirectly result in the creation of a separate class of common stock with greater voting rights than outstanding common stock and thus would appear to violate that policy and Rule.

A supporting opinion of Richards, Layton & Finger, special Delaware counsel to the Corporation, with respect to the issues of Delaware law covered in this [*14] point First is enclosed as Exhibit C.

SECOND: Proposal Vague and Misleading

Rule 14a-8(c)(3) under the Exchange Act permits an issuer to omit from its proxy material a stockholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." In addition, Rule 14a-5, whose application to stockholder proposals is also contemplated by Rule 14a-8(c)(3), requires, in pertinent part, that "the information included in the proxy statement shall be clearly presented."

The Commission staff has recognized that a stockholder's proposal may be so inherently vague and indefinite that the stockholders voting on the proposal would not be able to determine with any reasonable certainty exactly what action or measures a company would take in the event the proposal were approved. The Commission staff has concluded that such a proposal may be misleading in that any action ultimately taken by a company upon implementation of the proposal could be quite different from the type of action envisioned by the shareowners at the time their votes are cast. International Paper Co. (available Feb. 13, 1985); Allied Corp. (available Jan. 3, 1985); Rockwell International Corp. (available Nov. 15, 1984); Bendix Corp. (available Oct. 30, 1981); Brown Group, Inc., (available Nov. 22, 1979). The Eighth Circuit Court of Appeals has upheld the Commission's approval of a proxy statement from which a stockholder proposal which was vague and indefinite was omitted. Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961).

I believe the Proposal is inherently vague and indefinite and therefore may be omitted as misleading from the Proxy Materials for the Corporation's 1993 Annual Meeting of Shareowners.

As noted above, the Proposal is ambiguous in this fundamental respect: does it propose (1) a process for the nomination of candidates for election as directors or (2) election of two directors exclusively by employee-shareowners? In addition, the Proposal states that nominees are to be selected by the Board of Directors from the candidates elected by the employees but fails to state the number of candidates, their qualifications or the criteria [*16] to be used in the selection by the Board.

The Proposal states that two employee-shareowner nominees would be elected annually from each of the operating divisions of the Corporation, by some undefined voting system. It appears likely but is far from clear that the Proponent intended that only employees who are shareowners would participate in these elections. It is not clear what the Proponent means by "operating divisions". The Corporation operates in four business segments (electronics, aerospace, automotive and graphics) comprised of a number of businesses of varying size, ranging in number from about 10 to 30 depending on how the business segments are subdivided, and all or most of those businesses in turn have their own operating subdivisions.

Finally, the Proposal contemplates that two positions on the Board of Directors be "filled" by employee-shareowner nominees, but it does not address the action to be taken if two of the employee-elected candidates do not receive enough votes by the shareowners for election at the Annual Meeting.

All of these nebulous variables prevent a clear presentation of the Proposal for the shareowners at the 1993 Annual Meeting. As a result, if the Proposal were submitted to shareowners, the shareowners voting on it would not be able to determine with any reasonable certainty what actions or measures the Corporation would take to implement it. Accordingly, the Proposal properly may be omitted from the Proxy Materials for the Corporation's 1993 Annual Meeting pursuant to Rule 14a-8(c)(8) as misleading in violation of Rule 14a-9.

For the reasons set forth above, it is my opinion that the Proposal may properly be omitted from the Proxy Materials for the Corporation's 1993 Annual Meeting of Shareowners. I respectfully request your confirmation that the Commission staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials for the Corporation's 1993 Annual Meeting of Shareowners.

I am informing the Proponent of the Corporation's intention to omit the Proposal from the Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions with respect to this matter, please telephone me collect at (412) 565-2907.

Very truly yours,

Edward T. Moen, II
Assistant Secretary

Exhibit C

RICHARDS, LAYTON & FINGER

ONE RODNEY SQUARE

P.O. BOX 551

WILMINGTON, DELAWARE 19899

TELEPHONE (302) 658-6541

TELECOPIER (302) 658-6548

October 8, 1992

Rockwell International Corporation
625 Liberty Avenue
Pittsburgh, PA 15222-3123

Re: Stockholder Proposal of Pinney Kanter

Ladies and Gentlemen:

We have acted as special Delaware counsel to Rockwell International Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Pinney Kanter, a stockholder of the Company, which he has requested be included in the proxy statement of the Company for its 1993 annual meeting of stockholders. In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed:

(i) the Restated Certificate of Incorporation of the Company as amended through February 11, 1987 (the "Restated Certificate");

(ii) the By-Laws of the Company as amended through February 5, 1992 (the "By-Laws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity [*19] of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies or forms; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal reads as follows:

Expand the Board of Directors by two positions to be filled by employee-stockholder nominees. Nominees to be selected by the Board of Directors from candidates elected [*20] annually by each Rockwell International operating division, two candidates from each division.

The Proposal would thus seem to require the Board of Directors of the Company (the "Board") to nominate two individuals to the Board from among a group to be selected by others. For the reasons set forth below, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company under the General Corporation Law.

Section 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law"), 8 Del. C. § 141(a), provides in pertinent part that:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article Eighth of the Restated Certificate is to the same effect. Nor is there any limitation on these powers in the By-Laws of the Company.

The distinctions set forth in the General Corporation Law between the role of the stockholders and the role of the board of directors are well established. As the Delaware Supreme Court has stated, "a cardinal precept [*21] of the General Corporation Law of the State of Delaware is the directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); [*22] Lehrman v. Cohen, 222 A.2d 800 (Del. 1966); Paramount Communications, Inc. v. Time Inc., C.A. No. 10866, slip op. at 77-78, Allen C. (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

In fulfilling their responsibility to select candidates for the Board, the Board is under an obligation to use its own best judgment to choose those persons whom it reasonably views as the best candidates for the positions. See Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (trustees of a foundation owe a duty to use their own best judgment in filling a vacancy on the board of trustees). The Proposal, however, would preclude the Board from exercising its informed business judgment by requiring them to choose from among a group submitted by others, all of whom the Board may feel to be unqualified. By mandating that the Board include two nominees from among a group selected by others, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law to make such a determination on behalf of the Company. Since the Proposal would thus limit [*23] the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, it is not, in our opinion, a proper subject for action by the stockholders of the Company.

Alternatively, if the Proposal is intended to require that two directors be elected directly by employee-stockholders, such a proposal would also be improper under Delaware law and contrary to the Restated Certificate. The Restated Certificate, in Article Fourth, provides that each share of common stock shall be entitled to one vote and that the common stock will vote together with the Class A Common Stock as one class. The Proposal, as interpreted under this alternative, would require that two directors be elected directly by, in effect, a separate subclass of the common stock. However, the Restated Certificate does not provide for such a subclass and the treatment of all shares of the same class equally would be required in any event under Delaware law.

If it is said that what is really proposed is that the Restated Certificate be amended to provide for a separate subclass of stock to be held by employee-stockholders with the right to elect two directors, that proposal would [*24] also be improper since, under Delaware law, an amendment to the certificate of incorporation requires, in the first instance, that the board of directors shall adopt a resolution setting forth the amendment proposed and declaring its advisability prior to action by the shareholders. 8 Del. C. § 242(b)(i). Of course, no such action has been taken by the Company's directors. Accordingly, even if the Proposal should be construed alternatively, as set forth herein, it would either be illegal under Delaware law, or inappropriate for such a proposal to be initiated by the shareholders.

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters [*25] described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger

ATTACHMENT

Pinney Kanter

5424 Beeler Avenue

Woodland Hills, CA 91367

10 February 1992

Rockwell International Corporation
625 Liberty Avenue
Pittsburgh, Pennsylvania
15222-3123

Subject: Stockholder Proposal

Whereas employee-stockholders have significant voting power in the corporation, as high as 43% at one time, I believe the employee-stockholders should have a more direct input in the decision making process, therefore I am making the following proposal:

"Expand the Board of Directors by two positions to be filled by employee-stockholder nominees. Nominees to be selected by the Board of Directors from candidates elected annually by each Rockwell International operating division, two candidates from each division."

Proposal submitted by Pinney [*26] Kanter, holder of 932 shares of stock.

Signed by: Pinney Kanter

DR. SEYMOUR LICHT P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
PhonE/ Fax (480) 948-1730
E-MAIL LICHT6@HOME.COM

February 15, 2001

Office of the chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Subject: Storage Technology Intent to Exclude Stockholder Proposal by Elaine Licht

Reference: Letter Storage Technology to Office of Chief counsel January 24, 2002

Storage technology (:StorageTek") has requested the Staff of the SEC to confirm that it will not recommend any enforcement action to the SEC if my Stockholder Proposal (the "Proposal") is excluded from StorageTek's 2002 Proxy Materials. In accordance with Rule 14a-8k I Elaine M. Licht ("Licht") here by submit my response to the staff to deny StorageTek's request for a "No Action Letter" if StorageTek were to exclude my Stockholder Proposal in their 2002 Proxy Material.

Enclosed you will find seven (7) copies, one to be date stamped and returned to me in the enclosed self-addressed, postage paid envelope, of this letter, along with all documents. incorporated herein by reference.

I have also this day sent a copy of my opposition to StorageTek's General Counsel at Storagetek's corporation offices in Bolder Colorado.

SUMMARY OF MY STOCKHOLDER PROPOSAL

My stockholder proposal if passed would provide to the stockholders of StorageTek a choice in the election of the Board of Directors. At the present time the Board of Directors Nominating Committee (the "Committee") nominate only one candidate for each vacancy to be filled. If my proposal were to pass the Board of Directors' Nominating Committee would be required to nominate a minimum of two (2) candidates for each vacancy there by giving the stockholders a choice and make the stockholders vote dispositive in who is elected to the board. At the present time the election of directors at the Annual meeting is a farce since the only candidates presented to the stockholders are the candidates nominated by the Board of Directors Nominating Committee. The number of candidates equal to the number of vacancies who receive a plurality of the votes cast are elected. It is a foregone conclusion that the slate of candidates nominated by the Committee are automatically elected since there is no opposing candidates..

SUMMARY OF STORAGETEK'S ARGUMENT TO EXCLUDE MY STOCKHOLDER PROPOSAL

StorageTek claims that my Stockholder Proposal can be excluded because it violates the law of the State of Delaware, the state where StorageTek is incorporated as stated in Rule 14a-8(i)(1) and Rule 14(a)-8(i)(2). StorageTek claims that if my stockholder proposal were implemented it would violate **Section 141 of the Delaware General Corporation Law (DGCL")** and StorageTek's Bylaws and"Certificate of Incorporation"

StorageTek claims that **Section 141 of DGCL** prohibits directors from delegating certain duties. My proposal if approved by the stockholders would require the Board of Directors to modify **Article III Section 2 of StorageTek's "Restated Bylaws of Storage Technology** as Amended November 11, 1998" which states.

> "Only persons who are nominated in accordance with the procedures set forth in this **Section 2 of Article III** shall be eligible for election as director. Nomination of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this **Section 2 of Article III**, Such nominations, other than those made by or at the direction of the board of Directors, shall be made pursuant to timely notice in writing to the secretary of the corporation.

The present Bylaws do not provide for a Nominating Committee. It is obvious that the creation of a Nominating Committee was a decision made by the board at one of its organization meetings. At which time the Board delegated the selection of candidates for board membership to its Nominating Committee. Nowhere in StorageTek's present Bylaws does it state how many candidates the Nominating Committee will nominate for each vacancy. If my stockholder proposal is passed by the stockholders **Section 2 of Article III** would be amended to include the following sentence or something similar to it:

"The nominating Committee will nominate a minimum of two (2) candidates for each vacancy to be filled.

The only delegation of duties that would result if my proposal were implemented would be that the Board of Directors would be elected by the stockholders as opposed to being selected by the Nominating Committee as has been done in the past.. Nowhere in **Section 141 of the DGCL** does it say that the election of the directors by the stockholders is a violation of Section 141 or any other section of DGCL as opposed to being appointed by the Nominating Committee. It is clear that amending the bylaws to require the board's Nominating Committee to nominate a minimum of two (2) candidates for each vacancy is NOT in violation of any part of the Delaware General Corporation Law.

StorageTek further states that the amendment to the Bylaws to require the Nominating Committee to appoint a minimum of two (2) candidates for each board vacancy is a violation of StorageTek's "Certificate of Incorporation". In support of this statement the law firm, Morris, Nichols, Arsht & Tunnell ("MNA&T") cites Article IX Section (E) of StorageTek's "Certificate of Incorporation". which has nothing to do with the authority of the stockholder to require the Board of Directors to amend the Corporation's bylaws. What the attorneys have ignored is **Section (A) of Article IX** which clearly spells out the mechanism of how the bylaws regarding the boards nominating of candidates to the board can be changed.. It is interesting that the legal opinion from Morris, Nichols, Arsht & Tunnell was not signed by an individual attorney. I can not believe that the entire legal staff wrote the opinion Is it possible that the individual who wrote it knew that it was not worth much and hence refused to put his or her name on it? I wonder!!!

. The **Certificate of Incorporation Article IX (A)** contains the following:

> "A. To make or repeal the bylaws of the corporation other than Article II, Sections 2,4,7 and 10; Article III, Sections 2,5 and 7; Article V. Section 3; and Article VI, Section 7 of such bylaws by the affirmative vote of not less than a majority of the members of the whole Board of Directors ; subject, however to the authority and power of the stockholders to make, alter or repeal bylaws, whether made by the Board of Directors or not, by vote of the holders of not less than a majority of the outstanding shares of stock entitled to vote generally upon the election of directors(considered for this purpose as one class).

It is to be noted that the Certificate of Incorporation is uncommunicative with regard to Article III Section #2 of the Bylaws titled **"Number, Tenure Qualifications and Nomination"** as to any prohibition on amending said section. There is no other mention in the "Certificate of Incorporation" that any modification to the Corporation bylaws is a violation of this certificate.

It is also clear that Article IX(A) clearly contradicts StorageTek's statement on page #3 ¶ # 2of their letter to the staff where they stated:

> **"As discussed more fully in the legal Opinion, under Delaware law, an amendment to the bylaws that is inconsistent with law or with the certificate of incorporation is invalid.**

StorageTek claims that **Section 141 of the Delaware General Corporation Law ("DGCL")** prohibits directors from delegating certain fundamental duties. I have review Section 141 and nowhere does it state that it prohibits the Board of Directors from delegating any fundamental duties. Specifically it is completely silent on the subject of the function of the "Nominating Committee" other than to say that the Board of directors has the authority and right to form committees(see copy of Section 141 attached) StorageTek's bylaws, Article II Section #8, titled "Voting of Shares"defines the right of stockholders to vote their shares in any Board of Director election. Article II Section #8 states:

> **"In the election of directors each record holder of stock entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, and for whose election he has the right to vote."**

If my proposal were to be implemented the number of directors to be voted for by the stockholders will still be equal to the number of vacancies independent on the number of candidates nominated by the board or any other stockholder.

It is obvious that the stockholders of StorageTek already have the right to vote for Board of Director candidates. The implementation of my stockholder proposal would insure that the stockholders would have a selection of at least two candidates for each board vacancy.. This selection of candidates is clearly not prohibited by the "Certificate of Incorporation and furthermore does not surrender any rights or duties that the board presently has.

StorageTek does not deny that the Board of Directors have legally formed the Nominating Committee. StorageTek does not deny that the purpose and function of the Nominating Committee is to select a slate of candidates for Board of Director positions that the stockholders can vote for. However StorageTek does claim on page #3 ¶ #4 that the implementation of my proposal would tie the hands of future boards.. How could increasing the number of candidates to be nominated from one to two candidates per vacancy tie the hands of future boards?

StorageTek further claims that the implementing of my proposal would violate Delaware law and such a delegation would deprive the stockholders of the directors business judgment. It was my understanding that the Boards Nominating Committee which was created by the board and all of the members of the Nominating Committee are also members of the board.. Consequently the stockholder still have the benefit of the directors business judgment because it was the members of the board that has nominated all of the candidates.

. If my proposal is implemented the exact same committee would then be required to nominate double the number of candidates as previously done. Further Section 141 (c)(1) of DGCL statutes states:

> **"The board of directors may, by resolution passed by a majority of the whole board, designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation."**

Based upon this subsection of DGLC's Section 141(c)(1) it is obvious that the members of the Nominating Committee are all board members and hence the stockholders would NOT be deprived of the directors business judgment.

StorageTek then argues that the Nominating Committee may not be able to find sufficient qualified candidates hence the committee would be required to nominate unqualified individuals. My response to this argument is that the Nominating Committee would just have to look harder.

Another ridiculous argument presented by StorageTek is found on page #3 ¶ #5 where they state:

> **"Similarly , if stockholders were running a slate of directors to compete with the board's nominees, the Nominating Committee would still be required to nominate two candidates for each position, even though in so doing, the likelihood of the Nominating Committee's nominees being elected may be reduced."**

The answer to this problem is that no where is it written that because a candidate is nominated by the Nominating Committee that the candidate is guaranteed to be elected to the board.

PREVIOUS RULING MADE BY THE STAFF ON THE SAME PROPOSAL

My stockholder proposal that is being objected to is as follows:

> **"It is hereby requested that the Board of directors of StorageTek promptly adopt a resolution amending Article III Section #2 of StorageTek's Bylaws requiring that the Board of Director's "Nominating Committee" nominate a minimum of two candidates for**

each directorship to be filled by the voting of stockholders at the Annual Meeting. This stockholder proposal if approved will become effective at the 2003 Annual meeting."

Similar stockholder proposals have been presented by other corporations which were objected to by management and the Staff Each time denied their request for a "No Action Letter".StorageTek' management knew about these ruling and to add insult to injury StorageTek makes the following statement on page #4 ¶ #2 which states:

"The company acknowledges that the staff has denied no-action letter requests seeking to exclude similar proposals:"

1) A GE stockholder submitted the following proposal which is almost identical to my proposal:

"Resolve: The stockholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures to the same extent [*9] that such information is required by law and is our company's current practice with single candidates it now proposes for each position."

The staff's response to GE's request for a no action letter dated January 12, 2001 stated::

"We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(8. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8)."

StorageTek then argued that GE's request for a "No Action Letter" was based on Rulė 14a-8(i), stating that the proposal would result in a contested election and did not raise the question of state law compliance.. This argument is an insult to the SEC's Staff's intelligence. It is inconceivable that the Staff would have rejected GE's request for a "No Action Letter" based on the argument that the proposal would have created a contested election when the Staff knew that if GE would have raised the issue of "State Law Compliance" that the staff would have granted the "No Action Letter".

2) A SBC stockholder on November 1, 2000 also submitted a proposal which is an exact copy of the GE stockholder proposal and hence very similar to my proposal:

"Resolve: The stockholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures to the same extent [*9] that such information is required by law and is our company's current practice with single candidates it now proposes for each position."

StorageTek claims that the Staff rejected SBC's request for a "No Action Letter" stating that SBC management argued that the proposal in question would require the board of directors to breach their fiduciary duties in violation of State Law. The exact argument that StorageTek's management is now presenting to the Staff in support of their present request for a "No Action Letter'.

The staff rejected SBC's managements request for a "No Action letter" on December 21, 2000 stating the following:

"We are unable to concur in your view that SBC can exclude the proposal under rule 14a-8(i)(2). In our view, the proposal does not require separating voting for each open board position, but requires the nomination of at least two candidates for each open board position. Accordingly, we do not believe that SBC may omit the poposal from its proxy material in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that SBC may omit the proposal from its proxy material in reliance on rule 14a-8(i)(8)."

3) On October 11, 2001 a shareholder of "Peoples Energy Corporation" also submitted a stockholder proposal similar to mine:

"**Resolved**; **The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting**."

On November 26, 2001 the Staff rejected Peoples Energy Corporations request for a "No Action

Letter" stating:

> **"We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(2).** In our view, the proposal does not require separate voting for each board position, but rather, require the nomination of at least two candidates for each open board position. **Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materals in reliance on rule 14a-8(i)(2) In our view, the proposal does not require separate voting for each open board position, Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).**
>
> **We are unable to concur in your view that Peoples Energy may exclude the entire proposal ubder rule 14a-8(i)(3)..**

THE LEGAL OPINION PROVIDED BY STORAGETEK IS NOT RELEVANT

The legal opinion provided by Morris, Nichols, Arsht & Tunnell ("MNA&T") to StorageTek is irrelevant because it does not deal with the question "How many candidates can the Board of Directors "nominate to fill each board vacancy?

1) MNA&T first state that my proposal by law is inconsistent with StorageTek's Bylaws or Certificate of Incorporation. However both StorageTek's Bylaws and its Certificate of Incorporation is silent on the subject of how many candidates can its Nominating Committee nominate to fill each vacancy.

2)MNA&T then says that my proposal violates Section 141(a) of DGCL which states that the business of a corporation is to be managed by its directors. It was my understanding, but I could be wrong, that the business of StorageTek is to design, build and sell computer data storage systems and not running elections. The Board of Directors created its Nominating Committee for the purpose of selecting qualified candidates as board members. Nowhere in StorageTek's Bylaws or Certificate of Incorporation does it limit the number of candidates that the Nominating committee can nominate for each board position..

3) MNA&T in support of their argument, position, relied on the **Chapin v. Benwood Foundation Inc. 402 SA.2d 1205 (Del. Ch, 1979)** case. By their own admission on page #4 of their legal opinion they state:

"The decision here should be controlled by the long-standing rule that directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation."

Since my proposal only requires the boards Nominating Committee to increase the number of candidates nominated for each board vacancy from one to two candidates there is no additional delegation of any additional duties or responsibilities .to the board's Nominating Committee.

The Court in the Chaplin case clearly stated the issue as follows:

"OPINION: [1206] the question presented in this case is whether the board of trustees of a Delaware nonprofit, charitable corporation can bind itself by a written agreement of its individual trusteesto limit the composition of the board to a number of trustees less than that authorized by the certificate of incorporation and, also, whether by the same agreement it can legally bind itself in advance to name designated persons to fill vacancies on the board of trustees as such vacancies occur,"

My proposal only deals with the number of candidates for each board vacancy the board's Nominating Committee will present to the stockholders for voting. It does not deal with the number of board members; and it does not deal with which specific individual will serve on the board..

It is my opinion StorageTek should demand that Morris, Nichols, Arsht & Tunnell be required to refund all the money that StorageTek paid then for this irrelevant non applicable legal opinion.

CONCLUSION

My stockholder proposal deals with one thing and only one thing. If passed by the stockholders the Board of Directors via its Nominating Committee is to submit a slate of candidates for board membership to the stockholders for voting that will contain a minimum of two (2) candidates for each board vacancy to be filed at said election.

My stockholder proposal does not require:

1) That the Board of Directors delegate any of its fundamental duties . The Board of Directors previously formed a "Nominating Committee" in accordance with the **Delaware General Corporation Law Rule 141** . The Nominating Committee in the past has always nominated the exact number of candidates equal to the number of board vacancies to be filled. Nowhere either in StorageTek's Bylaws or its Certificate of Incorporation or in the Delaware General Corporation law does it specify how many candidates the Board of Directors can nominate at any election of directors.

2) My proposal if passed will require the Nominating Committee to nominate the number of candidates to be equal to or greater than twice the number of vacancies to be filled in no way ties the hands of future boards. This in turn will provide the stockholders with a choice of candidates and thereby make the stockholders vote dispositive in regard to who will be elected to the Board of Directors.

In the three cases cited by StorageTek, GE, SBC Corporation and Peoples Energy Corporation where stockholders submitted proposals identical to mine and each of the corporations requested a "No Action Letter"allowing them to exclude the proposals from the corporation proxy materia. The Staff denied all of the applications. The Staff further stated that each proposal only dealt with the number of candidates that the Board's Nominating Committee would nominate for each board vacancy to be filled. This action in no way can be treated as a delegation of fundamental duties. The Board of Directors created the Nominating Committee, consisting of Board Members, for the purpose of seeking qualified candidates to be elected to the Board of Directors. The number of candidates for each vacancy was never specified.

The Staff has rules in three (3) separate cases where stockholders have filed proposals all similar to mine requiring the board's Nominating Committee to provide a total minimum number of candidates equal to twice the number of board positions to be filed.. The staff in each case denied each corporations' request for a"No Action Letter "

Based upon the above previous rulings made by the Staff of the SEC regarding the question of how many candidates for Board of Directors position can the Nominating Committee nominate has been answered loud and clear. It is as many as the stockholders of the company demands. Consequently the Staff should deny StorageTek's request for a No Action Letter regarding my stockholder proposal submitted to be voted on at the 2002 Annual meeting.

Yours truly,

Elaine M. Licht

Elaine M. Licht
Storage technology Stockholder

DR. SEYMOUR LICHT Ph.D., P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
(480) 948-1730
FAX (480) 948-1730
E-MAIL "LICHT6@HOME. COM"

March 5, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington D.C. 20549

RECEIVED
02 MAR 12 PM 4:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Subject: Storage Technology Intent to Exclude Stockholder Proposal by Elaine M. Licht

Reference: a) Response by Elaine Licht dated February 15, 2002
b) Letter Stroage technology to Office of Chief Counsel January 24, 2002

On February 6, 2002, I sent to your office an original and five (5) copies of my response and a return copy and a stamped address envelope via express mail. Said response was in opposition to Storage Technology's ("StorageTek") request for a no-action letter regarding their intention to exclude my stockholder's proposal being included in StorageTek's 2002 proxy material. I have been informed by the post office that the subject items, tracking # 0300 1290 0006 1210 9240, were delivered to your office on February 8, 2002 at 11:03 AM..

As of today I have not received the stamped return copy . Consequently I am enclosing another signed copy along with a return copy and a stamped addressed envelope. It would be appreciated if you would inform me if you did receive my initial filing on February 8, 2002. If you did not please accept the enclosed second submission as a timely filing and return to me the return copy in the enclosed envelope.

Your prompt and immediate attention to this matter is truly appreciated.

Sincerely
Elaine M Licht
Elaine M. Licht

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 MAR 12 PM 4:25

Del Feb 8

DR. SEYMOUR LICHT P.E.
SENIOR PARTNER
SEE MORE LIGHT INVESTMENTS
POST OFFICE BOX 4383
SCOTTSDALE, ARIZONA 85261
PhonE/ Fax (480) 948-1730
E-MAIL LICHT6@HOME.COM

Delivered Feb 8 '03 AM

February 15, 2001

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Subject: Storage Technology Intent to Exclude Stockholder Proposal by Elaine Licht

Reference: Letter Storage Technology to Office of Chief counsel January 24, 2002

Storage technology (:StorageTek") has requested the Staff of the SEC to confirm that it will not recommend any enforcement action to the SEC if my Stockholder Proposal (the "Proposal") is excluded from StorageTek's 2002 Proxy Materials. In accordance with Rule 14a-8k I Elaine M. Licht ("Licht") here by submit my response to the staff to deny StorageTek's request for a "No Action Letter" if StorageTek were to exclude my Stockholder Proposal in their 2002 Proxy Material.

Enclosed you will find seven (7) copies, one to be date stamped and returned to me in the enclosed self-addressed, postage paid envelope, of this letter, along with all documents. incorporated herein by reference.

I have also this day sent a copy of my opposition to StorageTek's General Counsel at Storagetek's corporation offices in Bolder Colorado.

SUMMARY OF MY STOCKHOLDER PROPOSAL

My stockholder proposal if passed would provide to the stockholders of StorageTek a choice in the election of the Board of Directors. At the present time the Board of Directors Nominating Committee (the "Committee") nominate only one candidate for each vacancy to be filled. If my proposal were to pass the Board of Directors' Nominating Committee would be required to nominate a minimum of two (2) candidates for each vacancy there by giving the stockholders a choice and make the stockholders vote dispositive in who is elected to the board. At the present time the election of directors at the Annual meeting is a farce since the only candidates presented to the stockholders are the candidates nominated by the Board of Directors Nominating Committee. The number of candidates equal to the number of vacancies who receive a plurality of the votes cast are elected. It is a foregone conclusion that the slate of candidates nominated by the Committee are automatically elected since there is no opposing candidates..

SUMMARY OF STORAGETEK'S ARGUMENT TO EXCLUDE MY STOCKHOLDER PROPOSAL

StorageTek claims that my Stockholder Proposal can be excluded because it violates the law of the State of Delaware, the state where StorageTek is incorporated as stated in Rule 14a-8(i)(1) and Rule 14(a)-8(i)(2). StorageTek claims that if my stockholder proposal were implemented it would violate **Section 141 of the Delaware General Corporation Law (DGCL")** and StorageTek's Bylaws and"Certificate of Incorporation"

StorageTek claims that **Section 141 of DGCL** prohibits directors from delegating certain duties. My proposal if approved by the stockholders would require the Board of Directors to modify **Article III Section 2 of StorageTek's "Restated Bylaws of Storage Technology** as Amended November 11, 1998" which states.

> "Only persons who are nominated in accordance with the procedures set forth in this **Section 2 of Article III** shall be eligible for election as director. Nomination of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this **Section 2 of Article III**, Such nominations, other than those made by or at the direction of the board of Directors, shall be made pursuant to timely notice in writing to the secretary of the corporation.

The present Bylaws do not provide for a Nominating Committee. It is obvious that the creation of a Nominating Committee was a decision made by the board at one of its organization meetings. At which time the Board delegated the selection of candidates for board membership to its Nominating Committee. Nowhere in StorageTek's present Bylaws does it state how many candidates the Nominating Committee will nominate for each vacancy. If my stockholder proposal is passed by the stockholders **Section 2 of Article III** would be amended to include the following sentence or something similar to it:

"The nominating Committee will nominate a minimum of two (2) candidates for each vacancy to be filled.

The only delegation of duties that would result if my proposal were implemented would be that the Board of Directors would be elected by the stockholders as opposed to being selected by the Nominating Committee as has been done in the past.. Nowhere in **Section 141 of the DGCL** does it say that the election of the directors by the stockholders is a violation of Section 141 or any other section of DGCL as opposed to being appointed by the Nominating Committee. It *is* clear that amending the bylaws to require the board's Nominating Committee to nominate a minimum of two (2) candidates for each vacancy is NOT in violation of any part of the Delaware General Corporation Law.

StorageTek further states that the amendment to the Bylaws to require that Nominating Committee to appoint a minimum of two (2) candidates for each board vacancy is a violation of StorageTek's "Certificate of Incorporation". In support of this statement the law firm, Morris, Nichols, Arsht & Tunnell ("MNA&T") cites Article IX Section (E) of StorageTek's "Certificate of Incorporation". which has nothing to do with the authority of the stockholder to require the Board of Directors to amend the Corporation's bylaws. What the attorneys have ignored is **Section (A) of Article IX** which clearly spells out the mechanism of how the bylaws regarding the boards nominating of candidates to the board can be changed.. It is interesting that the legal opinion from Morris, Nichols, Arsht & Tunnell was not signed by an individual attorney. I can not believe that the entire legal staff wrote the opinion Is it possible that the individual who wrote it knew that it was not worth much and hence refused to put his or her name on it? I wonder!!!

. The **Certificate of Incorporation Article IX (A)** contains the following:

> "A. To make or repeal the bylaws of the corporation other than Article II, Sections 2,4,7 and 10; Article III, Sections 2,5 and 7; Article V. Section 3; and Article VI, Section 7 of such bylaws by the affirmative vote of not less than a majority of the members of the whole Board of Directors ; subject, however to the authority and power of the stockholders to make, alter or repeal bylaws, whether made by the Board of Directors or not, by vote of the holders of not less than a majority of the outstanding shares of stock entitled to vote generally upon the election of directors(considered for this purpose as one class).

It is to be noted that the Certificate of Incorporation is uncommunicative with regard to Article III Section #2 of the Bylaws titled **"Number, Tenure Qualifications and Nomination"** as to any prohibition on amending said section. There is no other mention in the "Certificate of Incorporation" that any modification to the Corporation bylaws is a violation of this certificate. It is also clear that Article IX(A) clearly contradicts StorageTek's statement on page #3 ¶ # 2of their letter to the staff where they stated:

"As discussed more fully in the legal Opinion, under Delaware law, an amendment to the bylaws that is inconsistent with law or with the certificate of incorporation is invalid.

StorageTek claims that **Section 141 of the Delaware General Corporation Law ("DGCL")** prohibits directors from delegating certain fundamental duties. I have review Section 141 and nowhere does it state that it prohibits the Board of Directors from delegating any fundamental duties. Specifically it is completely silent on the subject of the function of the "Nominating Committee" other than to say that the Board of directors has the authority and right to from committees(see copy of Section 141 attached) StorageTek's bylaws, Article II Section #8, titled "Voting of Shares"defines the right of stockholders to vote their shares in any Board of Director election. Article II Section #8 states:

> **"In the election of directors each record holder of stock entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, and for whose election he has the right to vote."**

If my proposal were to be implemented the number of directors to be voted for by the stockholders will still be equal to the number of vacancies independent on the number of candidates nominated by the board or any other stockholder.

It is obvious that the stockholders of StorageTek already have the right to vote for Board of Director candidates. The implementation of my stockholder proposal would insure that the stockholders would have a selection of at least two candidates for each board vacancy.. This selection of candidates is clearly not prohibited by the "Certificate of Incorporation and furthermore does not surrender any rights or duties that the board presently has.

StorageTek does not deny that the Board of Directors have legally formed the Nominating Committee. StorageTek does not deny that the purpose and function of the Nominating Committee is to select a slate of candidates for Board of Director positions that the stockholders can vote for. However StorageTek does claim on page #3 ¶ #4 that the implementation of my proposal would tie the hands of future boards.. How could increasing the number of candidates to be nominated from one to two candidates per vacancy tie the hands of future boards?

StorageTek further claims that the implementing of my proposal would violate Delaware law and such a delegation would deprive the stockholders of the directors business judgment. It was my understanding that the Boards Nominating Committee which was created by the board and all of the members of the Nominating Committee are also members of the board.. Consequently the stockholder still have the benefit of the directors business judgment because it was the members of the board that has nominated all of the candidates.

If my proposal is implemented the exact same committee would then be required to nominate double the number of candidates as previously done. Further Section 141 (c)(1) of DGCL statutes states:

"The board of directors may, by resolution passed by a majority of the whole board, designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation."

Based upon this subsection of DGLC's Section 141(c)(1) it is obvious that the members of the Nominating Committee are all board members and hence the stockholders would NOT be deprived of the directors business judgment.

StorageTek then argues that the Nominating Committee may not be able to find sufficient qualified candidates hence the committee would be required to nominate unqualified individuals. My response to this argument is that the Nominating Committee would just have to look harder.

Another ridiculous argument presented by StorageTek is found on page #3 ¶ #5 where they state:

"Similarly , if stockholders were running a slate of directors to compete with the board's nominees, the Nominating Committee would still be required to nominate two candidates for each position, even though in so doing, the likelihood of the Nominating Committee's nominees being elected may be reduced."

The answer to this problem is that no where is it written that because a candidate is nominated by the Nominating Committee that the candidate is guaranteed to be elected to the board.

PREVIOUS RULING MADE BY THE STAFF ON THE SAME PROPOSAL

My stockholder proposal that is being objected to is as follows:

"It is hereby requested that the Board of directors of StorageTek promptly adopt a resolution amending Article III Section #2 of StorageTek's Bylaws requiring that the Board of Director's "Nominating Committee" nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the Annual Meeting. This stockholder proposal if approved will become effective at the 2003 Annual meeting."

Similar stockholder proposals have been presented by other corporations which were objected to by management and the Staff Each time denied their request for a "No Action Letter".StorageTek' management knew about these ruling and to add insult to injury StorageTek makes the following statement on page #4 ¶ #2 which states:

> **"The company acknowledges that the staff has denied no-action letter requests seeking to exclude similar proposals:"**

1) A GE stockholder submitted the following proposal which is almost identical to my proposal:

> **"Resolve: The stockholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures to the same extent [*9] that such information is required by law and is our company's current practice with single candidates it now proposes for each position."**

The staff's response to GE's request for a no action letter dated January 12, 2001 stated::

> **"We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(8. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8)."**

StorageTek then argued that GE's request for a "No Action Letter" was based on Rule 14a-8(i), stating that the proposal would result in a contested election and did not raise the question of state law compliance.. This argument is an insult to the SEC's Staff's intelligence. It is inconceivable that the Staff would have rejected GE's request for a "No Action Letter" based on the argument that the proposal would have created a contested election when the Staff knew that if GE would have raised the issue of "State Law Compliance" that the staff would have granted the "No Action Letter".

2) A SBC stockholder on November 1, 2000 also submitted a proposal which is an exact copy of the GE stockholder proposal and hence very similar to my proposal:

> **"Resolve: The stockholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required**

declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures to the same extent [*9] that such information is required by law and is our company's current practice with single candidates it now proposes for each position."

StorageTek claims that the Staff rejected SBC's request for a "No Action Letter" stating that SBC management argued that the proposal in question would require the board of directors to breach their fiduciary duties in violation of State Law. The exact argument that StorageTek's management is now presenting to the Staff in support of their present request for a "No Action Letter'.

The staff rejected SBC's managements request for a "No Action letter" on December 21, 2000 stating the following:

"We are unable to concur in your view that SBC can exclude the proposal under rule 14a-8(i)(2). In our view, the proposal does not require separating voting for each open board position, but requires the nomination of at least two candidates for each open board position. Accordingly, we do not believe that SBC may omit the poposal from its proxy material in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that SBC may omit the proposal from its proxy material in reliance on rule 14a-8(i)(8)."

3) On October 11, 2001 a shareholder of "Peoples Energy Corporation" also submitted a stockholder proposal similar to mine:

"Resolved; The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting."

On November 26, 2001 the Staff rejected Peoples Energy Corporations request for a "No Action Letter" stating:

"We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(2). In our view, the proposal does not require separate voting for each board position, but rather, require the nomination of at least two candidates for each open board position. Accordingly, we do not believe

that Peoples Energy may omit the proposal from its proxy materals in reliance on rule 14a-8(i)(2) In our view, the proposal does not require separate voting for each open board position, Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Peoples Energy may exclude the entire proposal ubder rule 14a-8(i)(3)..

THE LEGAL OPINION PROVIDED BY STORAGETEK IS NOT RELEVANT

The legal opinion provided by Morris, Nichols, Arsht & Tunnell ("MNA&T") to StorageTek is irrelevant because it does not deal with the question "How many candidates can the Board of Directors "nominate to fill each board vacancy?

1) MNA&T first state that my proposal by law is inconsistent with StorageTek's Bylaws or Certificate of Incorporation. However both StorageTek's Bylaws and its Certificate of Incorporation is silent on the subject of how many candidates can its Nominating Committee nominate to fill each vacancy.

2)MNA&T then says that my proposal violates Section 141(a) of DGCL which states that the business of a corporation is to be managed by its directors. It was my understanding, but I could be wrong, that the business of StorageTek is to design, build and sell computer data storage systems and not running elections. The Board of Directors created its Nominating Committee for the purpose of selecting qualified candidates as board members. Nowhere in StorageTek's Bylaws or Certificate of Incorporation does it limit the number of candidates that the Nominating committee can nominate for each board position..

3) MNA&T in support of their argument, position, relied on the **Chapin v. Benwood Foundation Inc. 402 SA.2d 1205 (Del. Ch, 1979)** case. By their own admission on page #4 of their legal opinion they state:

> **"The decision here should be controlled by the long-standing rule that directors of a Delaware corporation may not delegate to others those duties which lay at the heart of the management of the corporation."**

Since my proposal only requires the boards Nominating Committee to increase the number of candidates nominated for each board vacancy from one to two candidates there is no additional delegation of any additional duties or responsibilities to the board's Nominating Committee.

The Court in the Chaplin case clearly stated the issue as follows:

> **"OPINION: [1206] the question presented in this case is whether the board of trustees of a Delaware nonprofit, charitable corporation can bind itself by a written agreement of its individual trusteesto limit the composition of the board to a number of trustees less than that authorized by the certificate of incorporation and, also, whether by the same agreement it can legally bind itself in advance to name designated persons to fill vacancies on the board of trustees as such vacancies occur,"**

My proposal only deals with the number of candidates for each board vacancy the board's Nominating Committee will present to the stockholders for voting. It does not deal with the number of board members; and it does not deal with which specific individual will serve on the board..

It is my opinion StorageTek should demand that Morris, Nichols, Arsht & Tunnell be required to refund all the money that StorageTek paid then for this irrelevant non applicable legal opinion.

CONCLUSION

My stockholder proposal deals with one thing and only one thing. If passed by the stockholders the Board of Directors via its Nominating Committee is to submit a slate of candidates for board membership to the stockholders for voting that will contain a minimum of two (2) candidates for each board vacancy to be filed at said election.

My stockholder proposal does not require:

1) That the Board of Directors delegate any of its fundamental duties . The Board of Directors previously formed a "Nominating Committee" in accordance with the **Delaware General Corporation Law Rule 141** . The Nominating Committee in the past has always nominated the exact number of candidates equal to the number of board vacancies to be filled. Nowhere either in StorageTek's Bylaws or its Certificate of Incorporation or in the Delaware General Corporation law does it specify how many candidates the Board of Directors can nominate at any election of directors.

2) My proposal if passed will require the Nominating Committee to nominate the number of candidates to be equal to or greater than twice the number of vacancies to be filled in no way ties the hands of future boards. This in turn will provide the stockholders with a choice of candidates and thereby make the stockholders vote dispositive in regard to who will be elected to the Board of Directors.

In the three cases cited by StorageTek, GE, SBC Corporation and Peoples Energy Corporation where stockholders submitted proposals identical to mine and each of the corporations requested a "No Action Letter"allowing them to exclude the proposals from the corporation proxy materia. The Staff denied all of the applications. The Staff further stated that each proposal only dealt with the number of candidates that the Board's Nominating Committee would nominate for each board vacancy to be filled. This action in no way can be treated as a delegation of fundamental duties. The Board of Directors created the Nominating Committee, consisting of Board Members, for the purpose of seeking qualified candidates to be elected to the Board of Directors. The number of candidates for each vacancy was never specified.

The Staff has rules in three (3) separate cases where stockholders have filed proposals all similar to mine requiring the board's Nominating Committee to provide a total minimum number of candidates equal to twice the number of board positions to be filed.. The staff in each case denied each corporations' request for a"No Action Letter "

Based upon the above previous rulings made by the Staff of the SEC regarding the question of how many candidates for Board of Directors position can the Nominating Committee nominate has been answered loud and clear. It is as many as the stockholders of the company demands. Consequently the Staff should deny StorageTek's request for a No Action Letter regarding my stockholder proposal submitted to be voted on at the 2002 Annual meeting.

Yours truly,

Elaine M. Licht
Storage technology Stockholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Storage Technology Corporation
Incoming letter dated January 24, 2002

The proposal requests that the board amend StorageTek's bylaws to require the Nominating Committee to "nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the Annual Meetings," effective beginning with the 2003 annual meeting.

We are unable to concur in your view that StorageTek may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that StorageTek may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that StorageTek may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that StorageTek may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor